Exhibit 5





                              6FIGUREJOBS.COM, INC.

                                     - AND -

                               E-CRUITER.COM INC.

                                      -AND-

                         E-CRUITER ACQUISITION II, INC.

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                                MERGER AGREEMENT


                               SEPTEMBER 14, 2001

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                  SHIPMAN & GOODWIN LLP COUNSEL FOR 6FIGUREJOBS
      PERLEY-ROBERTSON, HILL & MCDOUGALL LLP, SOLICITORS FOR THE PURCHASER

THIS MERGER AGREEMENT is made as of September 14, 2001

BETWEEN:

                  6FIGUREJOBS.COM, INC., a corporation incorporated pursuant to the laws of the State of Delaware ("6FigureJobs" or "the Corporation")

                  - and -

                  E-CRUITER.COM INC., a corporation incorporated pursuant to the laws of Canada (the "Purchaser")

                  -and-

                  E-CRUITER ACQUISITION II, INC., a corporation incorporated pursuant to the laws of the State of Delaware ("Merger Sub")

RECITALS:

           A. Upon the terms and subject to the conditions of this Agreement and in accordance with the Delaware General Corporation Law and the Delaware Business Corporation Act ("Delaware Law"), Purchaser, Merger Sub and 6FigureJobs intend to enter into a business combination transaction.

           B. The Board of Directors of 6FigureJobs (i) has determined that the Merger (as defined below) is consistent with and in furtherance of the long-term business strategy of 6FigureJobs and advisable and fair to, and in the best interests of, 6FigureJobs and its stockholders, (ii) has approved this Agreement, the Merger and the other transactions contemplated by this Agreement and (iii) has determined to recommend that the stockholders of 6FigureJobs adopt and approve this Agreement and approve the Merger.

           C. The Board of Directors of Purchaser (i) has determined that the Merger is consistent with and in furtherance of the long-term business strategy of Purchaser and advisable and fair to, and in the best interests of, Purchaser and its shareholders and (ii) has approved this Agreement, the Merger and the other transactions contemplated by this Agreement.

           D. The parties intend, by executing this Agreement, to adopt a plan of reorganization within the meaning of Section 368 of the United States Internal Revenue Code of 1986, as amended (the "Code").

           E. It is also intended by the parties hereto that the Merger shall be accounted for as a "purchase."

           F. On or prior to Closing, the Corporation and each 6FigureJobs Shareholder will enter into a letter of transmittal, custody agreement and stock power, the form of which is attached hereto as Schedule "A" (the "Transmittal Letter"), which sets forth certain representations, warranties and covenants of the 6FigureJobs Stockholders.

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           G. On or prior to Closing, the Corporation and Optionholders will enter into a letter of transmittal, in form to be mutually agreeable to the Corporation and the Purchaser, which shall set forth certain representations, warranties and covenants of the Optionholders, on terms similar to those set forth in the Transmittal Letter (the "Optionholder Letter").

           THEREFORE, in consideration of the foregoing recitals and the mutual covenants and agreements contained herein, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereby agree as follows:

                                   ARTICLE 1
                  DEFINITIONS AND PRINCIPLES OF INTERPRETATION

1.1 DEFINITIONS

Whenever used in this Agreement, the following words and terms shall have the meanings set out below:

           "1933 ACT" means the U.S. Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder by the SEC;

           "1934 ACT" means the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder by the SEC;

           "6FJ COMMON STOCKHOLDERS" means those persons holding shares of 6FigureJobs Common Stock on the Closing Date.

           "ACCOUNTS RECEIVABLE" means all accounts receivable, bills receivable, trade accounts, book debts and insurance claims recorded as receivable in the Books and Records and any other amount due to the Corporation, including any refunds and rebates, and the benefit of all security (including cash deposits), guarantees and other collateral held by the Corporation;

           "ACCREDITED INVESTOR" has the meaning ascribed thereto in Rule 501 of Regulation D of the 1933 Act;

           "AFFILIATE" shall mean, as to any Person, any Person controlling, controlled by, or under common control with, such Person;

           "AGREEMENT" means this Merger Agreement, including all schedules, and all instruments supplementing or amending or confirming this Agreement, and references to "ARTICLE" or "SECTION" mean and refer to the specified Article or Section of this Agreement;

           "ASSOCIATE" shall mean (a) a body corporate of which the person beneficially owns or controls, directly or indirectly, shares or securities currently convertible into shares carrying more than ten per cent of the voting rights under all circumstances or by reason of the occurrence of an event that has occurred and is continuing, or a currently exercisable option or right to purchase such shares or such convertible securities;

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           (b) a partner of that person acting on behalf of the partnership of which they are partners;

           (c) a trust or estate in which that person has a substantial beneficial interest or in respect of which he serves as a trustee or in a similar capacity;

           (d) a spouse of that person or an individual who is cohabiting with that person in a conjugal relationship, having so cohabited for a period of at least one year;

           (e) a child of that person or of the spouse or individual referred to in paragraph (d); and

           (f) a relative of that person or of the spouse or individual referred to in paragraph (d), if that relative has the same residence as that person

           "BENEFIT PLANS" means all plans, arrangements, agreements, programs, policies, practices or undertakings, whether oral or written, formal or informal, funded or unfunded, registered or unregistered to which the Corporation is or has been a party or by which it is or has been bound or under which the Corporation has, or will have, any liability or contingent liability, relating to:

           (a) Pension Plans;

           (b) Insurance Plans; or

           (c) Compensation Plans,

           with respect to any of the Employees or former employees (or any dependants or beneficiaries of any such Employees or former employees), directors or shareholders of the Corporation, individuals working on contract with the Corporation or other individuals providing services to any of them of a kind normally provided by employees or eligible dependants of such person;

           "BOOKS AND RECORDS" means all books and records of the Corporation, or any of their respective Affiliates or Associates, relating to the Corporation, including financial, corporate, operations, sales and purchase books and records, lists of suppliers and customers, business reports, plans and projections and all other documents, surveys, plans, files, records, correspondence, and other data and information, financial or otherwise, including all data and information stored on computer-related or other electronic media;

           "BUSINESS" means the development and sale of web-based executive-level recruiting services carried on by the Corporation, and the term "Business" shall include any part of the businesses held or carried on by the Corporation;

           "BUSINESS DAY" means a day, other than a Saturday or Sunday, on which the principal commercial banks located in Ottawa, Ontario are open for business during normal banking hours;


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           "CLAIMS" means any claim, demand, action, assessment or reassessment, suit, cause of action, damage, loss, charge, judgment, debt, costs, liability or expense, including reasonable professional fees and all costs incurred in investigating or pursuing any of the foregoing or any proceeding relating to any of the foregoing;

           "CLOSING" means the completion of the sale to and purchase by the Purchaser of the Purchased Shares under this Agreement by consummation of the Merger;

           "CLOSING DATE" means October 1, 2001 or such other date as the Parties may agree in writing as the date upon which the Closing shall take place;

           "CLOSING TIME" means 2 o'clock p.m. Ottawa time on the Closing Date, or such other time on such date as the Parties may agree in writing as the time at which the Closing shall take place;

           "CODE" means the United States Internal Revenue Code of 1986, as amended;

           "COMMON STOCK EXCHANGE RATIO" shall mean the quotient equal to (i)
           (A) $4,000,000, plus the aggregate exercise price of all Options, minus the Series A Liquidation Preference Per Share times the number of shares of Series A Preferred Stock issued and outstanding as of the Effective Time, minus the Series B Liquidation Preference Per Share times the number of shares of Series B Preferred Stock issued and outstanding as of the Effective Time, divided by (B) the Merger Price Per Share, divided by (ii) (A) the number of shares of Common Stock of 6FigureJobs issued and outstanding at the Effective Time plus (B) the aggregate number of shares of 6FigureJobs Common Stock purchasable under Options outstanding as of the Effective Time.

           "COMPENSATION PLANS" means all employment benefits relating to bonus, incentive pay or compensation, performance compensation, deferred compensation, profit sharing or deferred profit sharing, share purchase, share option, stock appreciation, phantom stock, vacation or vacation pay, sick pay, severance or termination pay, employee loans or separation from service benefits, or any other type of arrangement providing for compensation or benefits additional to base pay or salary;

           "CONTRACTS" means all contracts, licences, leases, agreements, commitments, entitlements and engagements to which the Corporation is a party or by which it is bound or under which the Corporation has, or will have, any liability or contingent liability, and includes all quotations, orders or tenders for contracts which remain open for acceptance and any warranties, guarantees or commitments (express or implied);

           "EFFECTIVE TIME" means 1:58 p.m. Ottawa time on the Closing Date;

           "EMPLOYEES" means all persons employed or retained by the Corporation, including for greater certainty, those employees on disability leave, parental leave or other absence;

           "ENCUMBRANCES" means any pledge, lien, charge, security interest, lease, title retention agreement, mortgage, restriction, development


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           or similar agreement, easement, right-of-way, title defect, option, adverse claim or encumbrance of any kind or character whatsoever;

           "ENVIRONMENT" means the environment or natural environment as defined in any Environmental Laws and includes air, surface, water, ground water, land surface, soil, subsurface strata, any sewer system and the environment in the workplace and disposal of Hazardous Substances;

           "ENVIRONMENTAL APPROVALS" means all approvals, permits, certificates, licences, authorizations, consents, agreements, instructions or directions having the force of law, registrations or approvals issued or required by any Governmental Authority pursuant to Environmental Laws with respect to the operations, business or assets of the Corporations;

           "ENVIRONMENTAL LAWS" means all Laws relating in full or in part to the Environment or employee or public health or safety, and includes those Environmental Laws relating to the storage, generation, use, handling, manufacture, processing, labelling, advertising, sale, display, transportation, treatment, Release and disposal of Hazardous Substances;

           "EQUIPMENT CONTRACTS" means all motor vehicle leases, equipment leases, conditional sales contracts, title retention agreements and other similar agreements relating to equipment used by the Corporation;

           "ESCROW SHARES" means the number of shares of Purchaser Common Stock equal to the quotient obtained by dividing $1,000,000 by the Merger Price Per Share.

           "GOVERNMENTAL AUTHORITY" means any government, regulatory authority, governmental department, agency, commission, board, tribunal or court or other law, rule or regulation-making entity having or purporting to have jurisdiction on behalf of any nation, or any province, state or other geographic or political subdivision of any nation;

           "GOVERNMENTAL AUTHORIZATIONS" means all authorizations, approvals, including Environmental Approvals, orders, consents, directions, notices, licences, permits, variances, registration or similar rights issued to or by or required by any Governmental Authority;

           "HAZARDOUS SUBSTANCE" means any pollutant, contaminant, waste of any nature, hazardous substance, hazardous material, toxic substance, prohibited substance, dangerous substance or dangerous good as defined, judicially interpreted or identified in any Environmental Laws, including any asbestos or asbestos-containing materials;

           "HSR ACT" means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder;

           "INDEPENDENT AUDITORS" means PricewaterhouseCoopers LLP or such other independent auditing firm as the Parties may otherwise agree;


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           "INSURANCE PLANS" means all employment benefits relating to disability or wage continuation during period of absence from work (including short term disability, long term disability and workers compensation), hospitalization, health, medical or dental treatments or expenses, life insurance, death or survivor's benefits and supplementary employment insurance, in each case regardless of whether or not such benefits are insured or self-insured;

           "INTELLECTUAL PROPERTY" means registered and unregistered trade-marks (including the Trade-marks), copyright, and other intellectual property rights and all rights (proprietary, contractual or otherwise) in or relating to all trade secrets, confidential and proprietary information, methods, procedures, know-how and information;

           "LAWS" means all applicable laws (including common law), statutes, by-laws, rules, regulations, orders, ordinances, protocols, codes, guidelines, tax treaties, policies, notices, directions and judgments or other requirements of any Governmental Authority;

           "LEASED REAL PROPERTY" means all premises which are leased, subleased, licensed or otherwise occupied by the Corporation, and the interest of the Corporation in all plants, buildings, structures, fixtures, erections, improvements, easements, rights-of-way and other appurtenances situate on or forming part of such premises, all of which is listed in Schedule 1.1(a);

           "MARKETING INVENTORIES" means all inventories of every kind and nature and wheresoever situate owned by the Corporation and pertaining to the Business, including all inventories of operating supplies, marketing and promotional materials and other materials of or pertaining to the Business;

           "MATERIAL CONTRACT" means any Contract: (i) involving aggregate payments to or by the Corporations in excess of $50,000; (ii) involving rights or obligations of the Corporation that may reasonably extend beyond one year; (iii) which is outside the ordinary course of business; (iv) which does not or cannot be terminated without penalty on less than six months notice; or (iv) which restricts in whole or in part in any material way the scope of the business or activities of the Corporation or which restricts in anyway the scope of the business or activities of any of their Affiliates or Associates;

           "MERGER PRICE PER SHARE" means the average last sale price of Purchaser Common Stock quoted by the NASD on its automated quotation system for the last ten (10) trading days immediately preceding the date of this Agreement, which the parties agree shall be $3.09 per share.

           "MERGER SUB" means E-Cruiter Acquisition II, Inc., a Delaware corporation and a wholly-owned subsidiary of the Purchaser;

           "NASD" means the National Association of Securities Dealers, Inc. or one or more of its subsidiaries, as the context may require, and any successor to any of them;

           "NOTICE" shall have the meaning given in Section 12.3;


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           "OPTION EXCHANGE RATIO" shall mean the quotient equal to (i) the quotient equal to (A) $4,000,000 minus the Series A Liquidation Preference Per Share times the number of shares of Series A Preferred Stock issued and outstanding as of the Effective Time, minus the Series B Liquidation Preference Per Share times the number of shares of Series B Preferred Stock issued and outstanding as of the Effective Time, divided by (B) the Merger Price Per Share, divided by
           (ii) (A) the number of shares of Common Stock of 6FigureJobs issued and outstanding at the Effective Time plus (B) the aggregate number of shares of 6FigureJobs Common Stock purchasable under Options outstanding as of the Effective Time.

           "OPTIONHOLDERS" means those persons holding options to purchase shares of 6FigureJobs Common Stock pursuant to the Corporation's 1999 Stock Plan.

           "OWNED REAL PROPERTY" means all freehold lands which are owned or purported to be owned, in fee simple, by the Corporation including all plants, buildings, structures, fixtures, erections, improvements, easements, rights-of-way and other appurtenances situate on or forming part of such lands all of which is listed in Schedule 1.1(b);

           "PARTIES" means all of the parties to this Agreement;

           "PENSION PLANS" means all benefits relating to retirement or retirement savings including pension plans, pensions or supplemental pensions, registered retirement savings plans, registered pension plans and retirement compensation arrangements;

           "PERMITTED ENCUMBRANCES" means the Encumbrances listed in Schedule 1.1(c);

           "PERSON" means any individual, sole proprietorship, partnership, unincorporated association, unincorporated syndicate, unincorporated organization, trust, corporation, limited liability company, unlimited liability company, Governmental Authority, and a natural person in such person's capacity as trustee, executor, administrator or other legal representative;

           "PRO RATA" means, with respect to any 6FigureJobs Stockholder or Optionholder, the percentage equal to the portion of the Purchase Price actually received by such 6FigureJobs Stockholder or Optionholder in proportion to the total consideration received by all 6FigureJobs Stockholders and Optionholders in connection with the Merger, through the time the Claim is finally settled. For purposes of this definition, shares of Purchaser Common Stock shall be valued at the Merger Price Per Share, and Escrow Shares shall not be included unless actually released to a 6FigureJobs Stockholder or Optionholder.

           "PURCHASE PRICE" shall have the meaning given in Section 3.1;

           "PURCHASED SHARES" means all of the issued and outstanding shares in the capital of the Corporation;

           "REAL PROPERTY" means the Owned Real Property and the Leased Real Property;

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           "REAL PROPERTY LEASES" means those agreements to lease, leases, subleases or licences or other occupancy rights pursuant to which the Corporation uses or occupies the Leased Real Property;

           "RELEASE" has the meaning prescribed in any Environmental Laws and includes any release, spill, leak, pumping, pouring, addition, emission, emptying, discharge, injection, escape, leaching, disposal, dumping, deposit, spraying, burial, abandonment, incineration, seepage, or placement;

           "REMEDIAL ORDER" means any administrative complaint, direction, order or sanction issued, filed, imposed or threatened by any Governmental Authority pursuant to any Environmental Laws and includes any order requiring any remediation or clean-up of any Hazardous Substance, or requiring that any Release or any other activity be reduced, modified or eliminated or requiring a payment to be made to any Governmental Authority;

           "REQUIRED APPROVALS" means those Governmental Authorizations, shareholder approval and third Person approvals, consents and notices referred to in Schedule 1.2(e), including any consents required by any outstanding contract or commitment of the Corporation that requires the prior approval of third parties prior to any change of control of the Corporation resulting from the consummation of the transactions contemplated by this Agreement;

           "SEC" means the Securities and Exchange Commission;

           "SECURITIES LAWS" means the 1933 Act, the 1934 Act, the Investment Company Act, the Advisers Act, the CEA, the securities or "blue sky" laws of any state or territory of the United States and the rules and regulations of the NASD and the comparable laws, rules and regulations in effect in any relevant other country;

           "SERIES A LIQUIDATION PREFERENCE PER SHARE" means for each issued and outstanding share of the Corporation's Series A Preferred Stock, par value $0.001, an amount equal to (A) $1.00 plus (B) the product of
           (i) $0.06 multiplied by (ii) the quotient obtained by dividing the number of days elapsed from January 1, 2001 through the Closing Date by 365.

           "SERIES B LIQUIDATION PREFERENCE PER SHARE" means for each issued and outstanding share of the Corporation's Series B Preferred Stock, par value $0.001, an amount equal to (A) $1.29 plus (B) the product of
           (i) $0.08 multiplied by (ii) the quotient obtained by dividing the number of days elapsed from January 1, 2001 through the Closing Date by 365.

           "SUBSIDIARY" of any Person shall mean a corporation, company or other entity (i) more than 50% of whose outstanding shares or securities (representing the right to vote for the election of directors or other managing authority) are, or (ii) which does not have outstanding shares or securities (as may be the case in a partnership, limited liability company, joint venture, or unincorporated association), but more than 50% of whose ownership


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           interest representing the right to make decisions for such other entity is, now or hereafter owned or controlled, directly or indirectly, by such Person.

           "TAX RETURNS" includes all returns, reports, declarations, elections, notices, filings, information returns and statements filed or required to be filed in respect of Taxes;

           "TAXES" includes all taxes, duties, fees, premiums, assessments, imposts, levies and other charges of any kind whatsoever imposed by any Governmental Authority, together with all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Authority in respect thereof, including those levied on, or measured by, or in respect of income, gross receipts, profits, capital, gains, capital gains, transfer, land transfer, sales, goods and services, harmonized sales, use, value-added, excise, stamp, withholding, business, franchising, property, employer health, payroll, employment, health, social services, education and social security taxes, all surtaxes, all customs duties and import and export taxes, all license, franchise and registration fees and all employment insurance, health insurance and other government pension plan premiums or contributions;


           "TRADE-MARKS" means all trade-marks, trade names, brands, trade dress, business names, Uniform Resource Locators ("URL"), domain names, tag lines, designs, graphics, logos and other commercial symbols and indicia of origin, whether registered or not, owned by, licensed to or used by the Corporation and any goodwill associated with any of them, including trade-marks, trade names, brands, trade dress, business names, URL, domain names, tag lines, designs, graphics, logos and other commercial symbols and indicia of origin owned by, licensed to or used by the Corporation listed and described in Schedule 4.21;

1.2 CERTAIN RULES OF INTERPRETATION

In this Agreement and the schedules:

           (a) TIME - time is of the essence in the performance of the Parties' respective obligations;

           (b) CURRENCY - unless otherwise specified, all references to money amounts are to lawful currency of the United States of America;

           (c) HEADINGS - descriptive headings of Articles and Sections are inserted solely for convenience of reference and are not intended as complete or accurate descriptions of the content of such Articles or Sections;

           (d) SINGULAR, ETC. - use of words in the singular or plural, or with a particular gender, shall not limit the scope or exclude the application of any provision of this Agreement to such person or persons or circumstances as the context otherwise permits;


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           (e)        CONSENT - whenever a provision of this Agreement requires
                      an approval or consent by a Party to this Agreement and notification of such approval or consent is not delivered within the applicable time limited, then, unless otherwise specified, the Party whose consent or approval is required shall be conclusively deemed to have withheld its approval or consent;

           (f) CALCULATION OF TIME - unless otherwise specified, time periods within or following which any payment is to be made or act is to be done shall be calculated by excluding the day on which the period commences and including the day on which the period ends and by extending the period to the next Business Day following if the last day of the period is not a Business Day;

           (g) BUSINESS DAY - whenever any payment is to be made or action to be taken under this Agreement is required to be made or taken on a day other than a Business Day, such payment shall be made or action taken on the next Business Day following such day; and

           (h) INCLUSION - where the words "including" or "includes" appear in this Agreement, they mean "including (or includes) without limitation".

1.3 KNOWLEDGE

Except as specified otherwise in this Agreement, any reference to the knowledge of any Person shall mean to the best of the knowledge, information and belief of such Person after reasonable diligence and, with respect to an entity, includes the actual knowledge of all directors and officers of such Person and its Subsidiaries.

1.4 ENTIRE AGREEMENT

This Agreement, together with the agreements and other documents to be delivered pursuant to this Agreement, constitute the entire agreement between the Parties pertaining to the subject matter of this Agreement and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties pertaining to that subject matter, and there are no warranties, representations or other agreements between the Parties in connection with the subject matter of this Agreement except as specifically set forth in this Agreement and any document delivered pursuant to this Agreement. No supplement, modification or waiver or termination of this Agreement shall be binding unless executed in writing by the Party to be bound thereby.

1.5 APPLICABLE LAW

This Agreement shall be governed and construed in accordance with the laws of the State of Delaware and the federal laws of the United States of America applicable in the State of Delaware, and without regard to the conflict of laws principles applicable in such jurisdiction.


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1.6 ACCOUNTING PRINCIPLES

All references to generally accepted accounting principles mean generally accepted accounting principles in the United States as at the Closing Date, applied on a consistent basis.

1.7 SCHEDULES AND EXHIBITS

The schedules and exhibits to this Agreement, are an integral part of this Agreement. The Schedules shall modify all representations and warranties of contained in this Agreement. Each party has used its best efforts to reference the correct Schedule, however the failure to properly reference such schedule shall not be a breach of a representation or warranty if the party to whom the disclosure is being made could reasonably ascertain the effect of a disclosure in a Schedule on other applicable representations and warranties.

                                   ARTICLE 2
                                   THE MERGER

2.1 THE MERGER. At the Effective Time and subject to and upon the terms and conditions of this Agreement and the applicable provisions of Delaware Law, Merger Sub shall be merged with and into 6FigureJobs (the "Merger"), the separate corporate existence of Merger Sub shall cease and 6FigureJobs shall continue as the surviving corporation. 6FigureJobs as the surviving corporation after the Merger is hereinafter sometimes referred to as the "Surviving Corporation"

2.2 EFFECTIVE TIME; CLOSING. Subject to the provisions of this Agreement, the parties hereto shall cause the Merger to be consummated by filing a certificate of merger, in such appropriate form as determined by the parties, with the Secretary of State of the State of Delaware in accordance with the relevant provisions of Delaware Law (the "Delaware Certificate of Merger"). The time of completion of such filing (or such later time as may be agreed in writing by 6FigureJobs and Purchaser and set forth in such filing) shall be the "Effective Time" as soon as practicable on or after the Closing.

2.3 EFFECT OF THE MERGER. At the Effective Time, the effect of the Merger shall be as provided in this Agreement and the applicable provisions of Delaware Law. Without limiting the generality of the foregoing, at the Effective Time all the property, rights, privileges, powers and franchises of 6FigureJobs and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of 6FigureJobs and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

2.4 CERTIFICATE OF INCORPORATION; BYLAWS.

           (a) At the Effective Time, the Certificate of Incorporation of Merger Sub, as in effect immediately prior to the Effective Time, shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended as provided by law and such Certificate of Incorporation of the Surviving Corporation; provided however, that at the Effective Time Article I of the Certificate of Incorporation of the Surviving Corporation shall be amended to read: "The name of the corporation is 6FigureJobs.com, Inc."


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           (b)        At the Effective Time, the Bylaws of Merger Sub, as in
                      effect immediately prior to the Effective Time, shall be the Bylaws of the Surviving Corporation until thereafter amended.

2.5 DIRECTORS AND OFFICERS. The initial directors of the Surviving Corporation shall be the directors of Merger Sub immediately prior to the Effective Time, until their respective successors are duly elected or appointed and qualified. The initial corporate officers of the Surviving Corporation shall be the corporate officers of Merger Sub immediately prior to the Effective Time, until their respective successors are duly appointed.

2.6 EFFECT ON STOCK AND OPTIONS. At the Effective Time, by virtue of the Merger and without any action on the part of Merger Sub, 6FigureJobs or the holders of any of the following securities:

           (a) Each Purchased Share issued and outstanding immediately prior to the Effective Time will be cancelled and extinguished and automatically converted into the right to receive common stock, no par value, of Purchaser ("Purchaser Common Stock") according to the terms of this
                     Section 2.6 upon surrender of the certificate representing such share of 6FigureJobs Common Stock in the manner provided in Section 2.7.

           (b) Each share of 6FigureJobs Common Stock held by 6FigureJobs immediately prior to the Effective Time shall be cancelled and extinguished without any conversion thereof.

           (c) Each share of common stock, $0.00l par value per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one validly issued, fully paid and nonassessable share of common stock, $0.001 par value per share, of the Surviving Corporation. Each certificate evidencing ownership of shares of the common stock of Merger Sub shall evidence ownership of such shares of capital stock of the Surviving Corporation.

           (d) Each share of Series A Preferred Stock of 6FigureJobs issued and outstanding immediately prior to the Effective Time shall be converted into a number of shares of Purchaser Common Stock equal to the quotient obtained by dividing the Series A Liquidation Preference Per Share by the Merger Price Per Share;

           (e) Each share of Series B Preferred Stock of 6FigureJobs issued and outstanding immediately prior to the Effective Time shall be converted into a number of shares of Purchaser Common Stock equal to the quotient obtained by dividing the Series B Liquidation Preference Per Share by the Merger Price Per Share;

           (f) Each share of 6FigureJobs Common Stock issued and outstanding immediately prior to the Effective Time shall be converted into shares of Purchaser Common Stock at the Common Stock Exchange Ratio. In addition, subject to the terms of the Escrow Agreement, each share 6FigureJobs

                     Common Stock issued and outstanding immediately prior to the Effective Time may entitle the holder thereof to receive Escrow Shares, in an amount determined as provided in Section 2.6(g).

           (g) The Escrow Shares shall be allocated to each Optionholder and 6FJ Common Stockholder pro rata based on the number of shares of 6FigureJobs Common Stock held by such Person and/or the number of 6FigureJobs Common Stock purchasable by such Person under Options held by such Person as of the Effective Time, as a percentage of the total number of shares of 6FigureJobs Common Stock held by all 6FJ Common Stockholders and the number of shares of 6FigureJobs Common Stock purchasable under all Options at the Effective Time.

           (h) No fraction of a share of Purchaser Common Stock will be issued by virtue of the Merger, but in lieu thereof each holder of shares of 6FigureJobs Common Stock, Options and Preferred Stock who would otherwise be entitled to a fraction of a share of Purchaser Common Stock (after aggregating all fractional shares of Purchaser Common Stock that otherwise would be received by such holder) shall receive from Purchaser an amount of cash (rounded to the nearest whole cent) equal to the product of (i) such fraction, multiplied by the Merger Price Per Share.

           (i) Prior to the Closing Date, Purchaser and the Corporation will calculate the number of shares of Purchaser Common Stock issuable to the various holders of the Purchased Shares and the Optionholders at the Effective Time in accordance with this Section 2.6 and Section 2.8. The number of shares of Purchaser Common Stock issuable to the various holders will be set forth on a schedule delivered at the Closing.

2.7 TRANSFER AND DELIVERY OF THE PURCHASED SHARES. The 6FigureJobs Stockholders shall transfer and deliver to the Purchaser the share certificates representing the Purchased Shares, in each case duly endorsed in blank for transfer, or accompanied by irrevocable security transfer powers of attorney duly executed in blank, in either case by the holders of record.

2.8 EMPLOYEE STOCK OPTIONS

Immediately prior to the Effective Time, each outstanding option (an "Option") to purchase shares of 6FigureJobs Common Stock granted under the Corporation's 1999 Stock Plan, as amended, (the "Stock Option Plan"), whether or not then exercisable, shall be cancelled by the Corporation and each holder of a cancelled Option shall be entitled to receive at the Effective Time from the Purchaser in consideration for the cancellation of each Option to purchase one share of 6FigureJobs Common Stock a number of shares of Purchaser Common Stock determined by applying the Option Exchange Ratio, minus a number of shares equal to the exercise price of such Option divided by the Merger Price Per Share. In addition, subject to the terms of the Escrow Agreement, each Option to purchase one share 6FigureJobs Common Stock issued and outstanding immediately prior to the Effective Time may entitle the holder thereof to receive Escrow Shares, in an amount determined as provided in Section 2.6(g). The parties acknowledge that notwithstanding the treatment of the Options set forth in this Section 2.8 and elsewhere in this Agreement and the agreements attached as Exhibits and Schedules hereto, the parties have been and agree that they will continue to discuss in good faith alternative treatment of the Options, and if after such discussions they agree to alternative treatment of the Options, this Agreement and such other agreements will be modified to reflect such alternative treatment.

2.9 OTHER DOCUMENTS. Each of the 6FigureJobs Stockholders and the Purchaser shall deliver such other documents as may be necessary to complete the transactions contemplated by this Agreement.

2.10 PLACE OF CLOSING

The Closing shall take place at the Closing Time at the offices of Perley-Robertson, Hill & McDougall LLP located at Suite 400, 90 Sparks Street, Ottawa, Ontario, K1P 1E2, or at such other place as may be agreed upon in writing by the Parties.

2.11 TENDER

Any tender of documents or money under this Agreement may be made upon the Parties or their respective counsel and money shall be tendered in U.S. dollars by official bank certified cheque, bank draft or by such other method as the Parties agree in writing.

                                   ARTICLE 3
                                 PURCHASE PRICE

3.1 PURCHASE PRICE

Notwithstanding any provision to the contrary, the aggregate amount payable by the Purchaser for the Purchased Shares is $5,000,000 (the "Purchase Price").

3.2 ADJUSTMENTS

The Purchase Price shall be subject to adjustment pursuant to paragraph 3.4 herein and the Escrow Agreement (as herein later defined).

3.3 SATISFACTION OF PURCHASE PRICE

At the Closing Time, the Purchaser shall satisfy the Purchase Price by delivery of Purchaser Common Stock in accordance with the terms of Section 2.6.

3.4 DELIVERY OF THE ESCROW SHARES

           3.4.1 At the Closing Time the Parties shall enter into the escrow agreement as set out in Schedule 3.4.1 (the "Escrow Agreement").

           3.4.2 Pursuant to this Agreement and the Escrow Agreement, the Escrow Shares shall be placed in escrow and released to the 6FJ Common Stockholders and Optionholders pending the meeting of revenue and profit targets as set forth in the Escrow Agreement or at any other time at the discretion of the board of directors of the Purchaser. Such revenue and profit targets have been determined on the basis of 6FigureJobs's operational budget, a copy of which is attached as a schedule to the Escrow Agreement.

3.5 SURRENDER PROCEDURES.

           (a) Purchaser shall act as its own exchange agent in the Merger (except for the Escrow Shares).

           (b) At or promptly after the Closing, the 6FigureJobs Stockholders shall transfer and deliver to the Purchaser the share certificates representing the Purchased Shares, in each case duly endorsed in blank for transfer, or accompanied by irrevocable security transfer powers of attorney duly executed in blank, in either case by the holders of record.

           (c) Each of the 6FigureJobs Stockholders and the Purchaser shall deliver such other documents as may be necessary to complete the transactions contemplated by this Agreement.

           (d) At or promptly after the Effective Time, Purchaser shall make available to the 6FigureJobs Stockholders and Optionholders, the shares of Purchaser Common Stock issuable pursuant to Section 2.6 and Section 2.8 and cash in an amount sufficient for payment in lieu of fractional shares and any dividends or distributions to which holders of Purchased Shares may be entitled. Each share certificate evidencing Purchaser Common Stock shall bear a legend setting forth the restriction on offers, sales, transfers and other dispositions referred to in the last sentence of Section 5.5.

3.6 NO FURTHER OWNERSHIP RIGHTS. All shares of Purchaser Common Stock issued in accordance with the terms hereof (including any cash paid in respect thereof) shall be deemed to have been issued in full satisfaction of all rights pertaining to the Purchased Shares and there shall be no further registration of transfers on the records of the Surviving Corporation of shares of 6FigureJobs Common Stock or Preferred Stock which were outstanding immediately prior to the Effective Time. If after the Effective Time Certificates are presented to the Surviving Corporation for any reason, they shall be cancelled and exchanged as provided in this Agreement.

3.7 TAX AND ACCOUNTING CONSEQUENCES

           (a) It is intended by the parties hereto that the Merger shall constitute a reorganization within the meaning of Section 368 of the Code. The parties hereto adopt this Agreement as a "plan of reorganization" within the meaning of Sections 1.368-2(g) and 1.368-3(a) of the United States Department of the Treasury Income Tax Regulations ("Treasury Regulations").

           (b) It is intended by the parties hereto that the Merger shall be treated as a "purchase" for accounting purposes.

                                   ARTICLE 4
                REPRESENTATIONS AND WARRANTIES OF THE CORPORATION

Except as otherwise provided in the Disclosure Schedules attached hereto, the Corporation hereby represents and warrants to the Purchaser the matters set out below.

4.1 INCORPORATION AND REGISTRATION

The Corporation is a corporation duly incorporated and validly existing under the laws of its jurisdiction of incorporation and has all necessary corporate power, authority and capacity to enter into this Agreement and to carry out its obligations under this Agreement, to own its property and assets and to carry on its business as presently conducted. Neither the nature of its business nor the location or character of the property owned or leased by the Corporation requires it to be registered, licensed or otherwise qualified as an out-of-province or foreign corporation in any other jurisdiction other than those listed opposite its name in Schedule 4.1, where it is duly registered, licensed or otherwise qualified for such purpose.

4.2 RIGHT TO SELL

The Purchased Shares are not subject to the terms of any agreement to which the Corporation is a party which would conflict with this Agreement.

4.3 CAPITALIZATION

The authorized and issued share capital of the Corporation is as set forth in
Schedule 4.3, together with a corporate structure diagram illustrating the issued share capital and shareholders of the Corporation. All of the shares in the capital of the Corporation have been duly and validly issued and are outstanding as fully paid and non-assessable shares of the Corporation, as the case may be. Other than as set forth in Schedule 4.3, (a) no options, warrants or other rights to purchase shares or other securities of the Corporation, and no securities or obligations convertible into or exchangeable for shares or other securities of the Corporation, have been authorized or agreed to be issued or are outstanding; and (b) all such securities referenced in subsection (a) shall have been exercised in full or terminated at or prior to the Effective Time.

4.4 TITLE TO ASSETS

The Corporation is the sole beneficial and legal owner of all of its assets and interests in assets, real and personal, including all of the assets used in the Business, with good and valid title, free and clear of all Encumbrances, other than Permitted Encumbrances. In particular, without limiting the generality of the foregoing, there has been no assignment, subletting or granting of any licence (of occupation or otherwise) of or in respect of any of the assets of the Corporation or any granting of any agreement or right capable of becoming an agreement or option for the purchase of any of such assets. Except for co-located assets set forth in Schedule 4.4, all of the assets of the Corporation are located on the Leased Real Property.

4.5 DUE AUTHORIZATION AND ENFORCEABILITY

The execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement have been, or will prior to the Closing Date be, duly authorized by all necessary corporate action on the part of the Corporation. This Agreement constitutes a valid and binding obligation of the Corporation enforceable against it in accordance with its terms.

4.6 ABSENCE OF CONFLICTING AGREEMENTS

The Corporation is not a party to, bound or affected by or subject to any indenture, mortgage, lease, agreement, obligation, instrument, charter or by-law provision, or, to its knowledge, any Law or Governmental Authorization which would be violated, contravened, breached by, or under which default would occur or an Encumbrance would be created as a result of the execution and delivery of this Agreement or any other documents or agreements to be delivered or entered into under the terms of this Agreement, or the performance by the Corporation of its obligations provided for under this Agreement or any other documents or agreements to be delivered or entered into under this Agreement, except for any such violation, contravention, breach or default as would not individually or in the aggregate have an adverse effect on the financial condition or operations of the Corporation.

4.7 APPROVALS

           (a) Except as disclosed in Schedule 4.7, no approval, order or consent of or notice to or filing with any Governmental Authority or other Person is required on the part of the Corporation in connection with the execution, delivery and performance of this Agreement or any other documents or agreements to be delivered under this Agreement or the performance of the obligations of the Corporation under this Agreement or any other documents or agreements to be delivered or entered into under this Agreement.

           (b) Schedule 4.7 sets out a complete list of all notifications, approvals and consents required to be made or obtained by the Corporation in connection with the execution, delivery and performance of this Agreement or any other documents and agreements to be delivered under this Agreement.

4.8 FINANCIAL STATEMENTS

The Corporation has delivered to the Purchaser unaudited balance sheets of the Corporation as of December 31, 2000 and as of July 31, 2001, and the related statements of income and retained earnings for the periods ending on those respective dates (the "Unaudited Financials"). Prior to the Closing, the Corporation shall deliver to Purchaser audited financial statements as of December 31, 2000 (the "Audited Financials"). The Unaudited Financial Statements and the Audited Financials are hereinafter collectively referred to as the "Company Financial Statements". The Company Financial Statements have been (or will be) prepared in accordance with generally accepted accounting principles consistently followed by the Corporation throughout the periods indicated, and fairly present (or will fairly present) the financial position of the

Corporation as of the respective dates of the balance sheets included in the Company Financial Statements, and the results of its operations for the respective periods indicated, provided that the July 31, 2001 financial statements do not contain footnotes or year-end adjustments required by generally accepted accounting principles, which, to the knowledge of the Company, will not be materially adverse in the aggregate. Except as set forth on
Schedule 4.8, as of the date of this Agreement, the Corporation, to its knowledge, does not have any material liability or obligation of any nature, except for liabilities or obligations that are reflected on Company Financial Statements as of July 31, 2001, or in this Agreement and the Disclosure Schedules. The Corporation is not aware of any facts or circumstances existing on the date of this Agreement that could reasonably lead to any material liability or obligation of the Corporation after the Effective Time.

4.9 ABSENCE OF UNDISCLOSED LIABILITIES

Since the date of the most recent of the Company Financial Statements, the Corporation has not incurred any liabilities or obligations (whether accrued, absolute, contingent or otherwise) which continue to be outstanding, except those incurred in the ordinary and usual course of business and which were not, individually or in the aggregate, materially adverse. The reserves and accrued liabilities disclosed on or reflected in the Company Financial Statements and the Books and Records are sufficient in all material respects to provide for the liabilities in respect of which they have been established.

4.10 ABSENCE OF CHANGES AND UNUSUAL TRANSACTIONS

Except as described in Schedule 4.10, or except as consented to in advance in writing by the Purchaser, since the date of the most recent of the Company Financial Statements:

           (i) there has not been any material change in the financial condition, operations or prospects of the Corporation other than changes in the ordinary and usual course of business, none of which has been materially adverse;

           (ii) there has not been any damage, destruction, loss, labour dispute, organizing drive, application for certification or other event, development or condition of any character (whether or not covered by insurance) materially and adversely affecting the business, assets, properties or future prospects of any of the Corporation;

           (iii) the Corporation has not transferred, assigned, sold or otherwise disposed of any of the assets shown or reflected in the Company Financial Statements or cancelled any debts or entitlements except, in each case, in the ordinary and usual course of business;

           (iv) the Corporation has not incurred or assumed any obligation or liability (fixed or contingent) except unsecured current obligations and liabilities incurred in the ordinary and usual course of business, none of which has been materially adverse;

           (v) the Corporation has not discharged or satisfied any Encumbrance, or paid any obligation or liability (fixed or contingent) other than liabilities included in the Company Financial Statements and liabilities incurred since the date of the Company Financial Statements in the ordinary and usual course of business;

           (vi) the Corporation has not suffered any cumulative operating loss or any extraordinary loss, waived or omitted to take any action in respect of any rights of substantial value, or entered into any commitment or transaction not in the ordinary and usual course of business where such loss, rights, commitment or transaction is or would be material in relation to the Corporation, as the case may be;

           (vii) the Corporation has not granted any bonuses, whether monetary or otherwise, or made any general wage, salary or Benefit Plan increases in respect of its Employees or changed the terms of employment for any Employee except in the ordinary and usual course of business and consistent with past practice;

           (viii) the Corporation has not hired or dismissed any senior Employees or hired or dismissed any other Employees other than in ordinary and usual course of business;

           (ix) the Corporation has not mortgaged, pledged, subjected to lien, granted a security interest in or otherwise encumbered any of its assets or property, whether tangible or intangible;

           (x) the Corporation has not, directly or indirectly, declared or paid any dividends or declared or made any other payments or distributions on or in respect of any of its shares or, directly or indirectly, purchased or otherwise acquired any of its shares;

           (xi) the Corporation has not, directly or indirectly, paid any management fees or other amounts (other than salaries and benefits of employees, the terms of which are disclosed in
                      Schedule 4.26) to any of the 6FigureJobs Stockholders; and

           (xii) the Corporation has not authorized, agreed or otherwise become committed to do any of the foregoing.

4.11 NON-ARM'S LENGTH TRANSACTIONS

Except as disclosed in Schedule 4.11, no director or officer, former director or officer, shareholder or Employee of the Corporation, or any other person not dealing at arm's length (within the meaning of the Code) with the Corporation or any of the 6FigureJobs Stockholders, has any indebtedness, liability or obligation to the Corporation, and the Corporation is not indebted or otherwise obligated to or is party to any Contract with any such person, except for employment arrangements with Employees, the terms of which are disclosed in
Schedule 4.26.

4.12 ABSENCE OF GUARANTEES

Except as described in Schedule 4.12, the Corporation has not given or agreed to give, or is a party to or bound by, any guarantee, surety or indemnity in respect of any indebtedness or other obligation of any Person, or any other commitment by which the Corporation is, or are contingently, responsible for any such indebtedness or other obligation.

4.13 OPERATING BUSINESSES

The Business is carried on exclusively by the Corporation. All assets used in or necessary to carry on the Business are owned by the Corporation, or leased or licensed by the Corporation from Persons acting at arm's length from the 6FigureJobs Stockholders and the Corporation.

4.14 MAJOR SUPPLIERS

           (a) A comprehensive listing of all suppliers of goods and services to the Corporation (including suppliers of goods and services to their respective customers, which are arranged for by the Corporation), where the value of the goods or services supplied exceeded $25,000, in each case individually or in the aggregate, during the 12 month period ending April 30, 2001 is attached as Schedule 4.14.

           (b) True and complete copies of all Contracts with those suppliers of goods and services for the Business (or for customers of the Business) referred to in subsection 4.14(a) have been made available to the Purchaser. The Corporation has not received any oral and/or written communication that that any of such Contracts will not be honoured in the ordinary and usual course of business consistent with the past experience of the Business.

           (c) Except as disclosed in Schedule 4.14, the Corporation is not subject to any Contract under which any of them has made any commitment or is subject to any obligation or would suffer any penalty (financial or otherwise) as a result of a failure to acquire, or arrange for the acquisition of, a specified minimum volume of products or services.

           (d) Except as disclosed in Schedule 4.14, the Corporation is not subject to any Contract involving a commitment of exclusivity whereby its ability, or the ability of its Affiliates, to acquire goods or services from any Person would be restricted in any manner.

           (e) To the knowledge of the Corporation, none of the suppliers included in the list referred to in subsection 4.14(a) has any intention to change its relationship or the terms upon which it conducts business with the Corporation, including as a result of the transactions contemplated by this Agreement.

4.15 CONDITION OF ASSETS

The fixed assets, machinery, equipment, fixtures, furniture, furnishings and vehicles owned or used or held by the Corporation, including any of the foregoing which are in storage or in transit, and other tangible property and facilities used by the Corporation, whether located in or on the premises of the Corporations or elsewhere, are in good condition, repair and (where applicable) proper working order, having regard to their use and age and such assets have been reasonably maintained.

4.16 ACCOUNTS RECEIVABLE

The Accounts Receivable (a) represent bona fide sales actually made or services actually performed in the ordinary course of business, (b) are reflected properly on the books and records of the Corporation, and (c) are not subject to any defence, counterclaim or set off.

4.17 BUSINESS IN COMPLIANCE WITH LAW

In all material respects, the business and operations of the Corporation have been and are now conducted in compliance with all Laws of each jurisdiction in which the Corporation carries on or has carried on business, and the Corporation has not received any notice of any alleged violation of any such Laws.

4.18 GOVERNMENTAL AUTHORIZATIONS

Schedule 4.18 sets forth a complete list of the Governmental Authorizations issued to or required by the Corporation to enable it to carry on business in compliance, in all material respects, with all Laws. The Governmental Authorizations listed in Schedule 4.18 are, in all material respects, in full force and effect in accordance with their terms, and there have been no material violations of them and no proceedings are pending or, to the knowledge of the Corporation, threatened, which could result in their revocation or limitation.

4.19 GOVERNMENTAL ASSISTANCE

Except as disclosed in Schedule 4.19, the Corporation has not received any grants or other forms of assistance, including loans with interest below market rates or guarantees of any loans, from any Governmental Authority that have not been fully repaid or reimbursed and satisfied, and the Corporation is not a party to any Contract or understanding with respect to any such grant or form of assistance.

4.20 RESTRICTIVE COVENANTS

Except as disclosed in Schedule 4.20, and as set forth in license agreements supplied to the Purchaser in due diligence, the Corporation is not party to or bound or affected by any Contract or document limiting the freedom of the Corporation to compete in any line of business, acquire goods and services from any supplier, sell goods and services to any customer, or transfer or move any of its assets or operations, or which would materially adversely affect the business practices, operations or conditions of the Corporation, materially adversely affect the Purchaser, or the continued operation of their businesses, after the Closing.

4.21 INTELLECTUAL PROPERTY

           (a) Schedule 4.21 sets forth a complete list and brief description of all Intellectual Property owned by the Corporation (including Trade-marks) that have been registered or for which applications for registration have been filed by or on behalf of the Corporation (collectively, the "Owned Intellectual Property") and all Intellectual Property licensed to the Corporation (the "Licensed Intellectual Property") except for commercially available software licensed by the Corporation, for which the usage rights are licensed subject to the terms of the applicable, standard form license agreements.

           (b) Except as disclosed in Schedule 4.21, the Corporation has the exclusive right to use and is the exclusive owner of all right, title and interest in and to all Owned Intellectual Property (with no breaks in the chain of title). The Owned Intellectual Property and the Licensed Intellectual Property are all Intellectual Property used in or necessary to carry on the Business as currently conducted. All Licensed Intellectual Property is being used by the Corporation solely in accordance with a licence from or the express consent of the rightful owner of such Intellectual Property, and all such licences and consents are in full force and effect.

           (c) All rights to Owned or Licensed Intellectual Property are in full force and effect and have not been used, enforced or licensed or failed to be used, enforced or licensed in a manner that would result in the abandonment, cancellation or unenforceability of or any loss of rights in any of such Intellectual Property.

           (d) Except as disclosed in Schedule 4.21, the Corporation has no knowledge of any claim of adverse ownership, invalidity or other opposition to or conflict with any Owned or Licensed Intellectual Property nor of any pending or threatened action, litigation, investigation, claim, opposition, complaint, grievance or proceeding of any nature or kind against any of them relating to such Intellectual Property.

           (e) Except as disclosed in Schedule 4.21, to the knowledge of the Corporation:

                      (i) the use of any of the Intellectual Property owned or licensed by the Corporation;

                      (ii) any activity in which the Corporation is or has been engaged;

                      (iii) any product or service which the Corporation sells, provides, produces or uses, or has sold, provided, produced or used; and

                      (iv) any process, method, advertising, or material that the Corporation employ or has employed in the marketing or sale of any such product or service,

                     does not breach, violate, infringe or interfere with any proprietary, contractual or other rights of any Person relating to Intellectual Property.

           (f) Except as disclosed in Schedule 4.21, the Corporation has no knowledge of any breach, violation, infringement or interference with the Intellectual Property owned or licensed by the Corporation.

4.22 EQUIPMENT CONTRACTS

Schedule 4.22 sets forth a complete list of all Equipment Contracts involving aggregate payments in excess of $10,000 per annum, together with a description of the assets to which the Equipment Contracts relate. The Equipment Contracts listed in Schedule 4.22 are all those used to earn the revenue shown on the Company Financial Statements. All of the Equipment Contracts are in full force and effect and no default exists on the part of the Corporation, or, to the knowledge of the Corporation and, on the part of any of the other parties thereto. The entire interest of the Corporation under each of the Equipment Contracts is held by them free and clear of any Encumbrances, other than Permitted Encumbrances, and all payments due under the Equipment Contracts have been duly and punctually paid.

4.23 OWNED REAL PROPERTY. The Corporation does not have now, and has never had, any Owned Real Property.

4.24 LEASED REAL PROPERTY

           (a) Schedule 4.24 sets forth a complete list of the Leased Real Property (by reference to municipal address) and Real Property Leases (by reference to all relevant documents including details of parties to the Real Property leases and dates of documents as well as details of annual rent payable, any discounts or associated premiums, current terms, renewal rights, security deposits or prepaid rent, and area of premises). True copies of all the Real Property Leases have been provided or made available to the Purchaser. The Real Property Leases have not been altered or amended and are in full force and effect.

           (b) There are no agreements or understandings between the landlord and tenant, or sublandlord and subtenant, in respect of any Leased Real Property other than as contained in the Real Property Leases, pertaining to the rights and obligations of the parties to the Real Property Leases relating to the use and occupation of the Leased Real Property.

           (c) Except for the Real Property Leases listed in Schedule 4.24, the Corporation is not a party to or bound by any other leases, subleases, agreements to lease, licenses or occupancy agreements pertaining to real property.

           (d) All interests held by the Corporation as lessee or occupant under the Real Property Leases are free and clear of all Encumbrances other than Permitted Encumbrances.

           (e) All payments required to be made by the Corporation pursuant to the Real Property Leases have been duly paid and none of the Corporation is otherwise in default in meeting any of its obligations under any of the Real Property Leases.

           (f) None of the landlords, sublandlords, tenants or subtenants under any of the Real Property Leases, is in default in meeting any of its obligations under Real Property Leases to which it is a party.

           (g) The Corporation does not have any option, right of first refusal or other contractual right relating to the Leased Real Property which is not provided under the Real Property Leases.

           (h) To the knowledge of the Corporation, no event exists which, but for the passing of time or the giving of notice, or both, would constitute a default by any party to any of the Real Property Leases and no party to any Real Property Lease is claiming any such default or taking any action purportedly based upon any such default.

4.25 ENVIRONMENTAL MATTERS

To the Corporation's knowledge:

           (a)        There are no Environmental Approvals.

           (b) All operations of the Corporation have been and are now in compliance with all Environmental Laws. There has been no Release by the Corporation of any Hazardous Substance into the Environment.

           (c) Neither the Corporation nor any of its operation has been or is now the subject of any Remedial Order, nor does the Corporation have any knowledge of any investigation or evaluation commenced as to whether any such Remedial Order is necessary nor, to their knowledge, has any threat of any such Remedial Order been made nor, to their knowledge, are there any circumstances which could reasonably result in the issuance of any such Remedial Order.

           (d) The Corporation has never been prosecuted for or convicted of any offence under Environmental Laws, nor has the Corporation been found liable in any proceeding to pay any fine, penalty, damages, amount or judgment to any person as a result of any Release or threatened Release of any Hazardous Substance into the Environment or as the result of the breach of any Environmental Law and to the knowledge of the Corporation, there is no basis for any such proceeding or action.

           (e) The Corporation does not have any knowledge of any Hazardous Substance in, on or under the Leased Real Property or any other assets of the Corporation.

4.26 EMPLOYMENT MATTERS

           (a) Schedule 4.26 (Part A) sets forth a complete list of all Employees, whose current wages, salaries or hourly rates of pay, and bonus (whether monetary or otherwise) exceed $40,000 U.S., together with their titles, service dates and material terms of employment including current wages, salaries or hourly rates of pay, and bonus (whether monetary or otherwise) paid since the beginning of the most recently completed fiscal year (including the date of payment if paid since May 31, 2001) or payable to each such Employee, and the date upon which each such Employee was first hired by the Corporation. Except as disclosed in
                      Schedule 4.26, no Employee is on disability leave, pregnancy or parental leave, extended leave of absence or receiving benefits pursuant to the Laws.

           (b) Except for those written employment contracts with salaried Employees identified in Schedule 4.26 (Part B), there are no written contracts of employment entered into with any Employees or any oral contracts of employment which are not terminable on the giving of reasonable notice in accordance with applicable law.

           (c) There are no written or oral change of control provisions or Contracts with any of the Employees which provide for any rights of Employees contingent upon or affected by a change of control of the Corporation or the sale of any or all of their assets.

           (d) Schedule 4.26 (Part C) sets out a complete list of all independent contractors with whom the Corporation has entered into any Contract, together with a list of all Contracts with them.

           (e) Except for the Benefit Plans, there are no employment policies or plans which are binding upon the Corporation.

           (f) The Corporation has been and is being operated in compliance in all material respects with all Laws relating to employees, including employment standards, occupational health and safety, human rights, labour relations and pay equity.

           (g) There are no Claims or complaints nor, to the knowledge of the Corporation, are there any threatened Claims or complaints, against the Corporation pursuant to any Laws relating to employees, including employment standards, human rights, labour relations, occupational health and safety, worker's compensation or pay equity. To the knowledge of the Corporation, nothing has occurred which might lead to a Claim or complaint against the Corporation under any such Laws. There are no outstanding decisions or settlements or pending settlements which place any obligation upon the Corporation to do or refrain from doing any act.

           (h) All current assessments under workers' compensation legislation in relation to the Corporation have been paid or accrued and the Corporation has not been subject to any special or penalty assessment under such legislation which has not been paid.

4.27 COLLECTIVE AGREEMENTS

           (a) The Corporation is not a party, either directly or by operation of law, to any collective agreement, letters of understanding, letters of intent or other written communication with any trade union or association which may qualify as a trade union, which would cover any of the Employees of the Corporation.

           (b) There are no outstanding or, to the knowledge of the Corporation, threatened labour tribunal proceedings of any kind, including any proceedings which could result in certification of a trade union as bargaining agent for Employees of the Corporation, and there have not been any such proceedings within the last two years.

           (c) To the knowledge of the Corporation, there are no threatened or apparent union organizing activities involving any Employees of the Corporation.

           (d) The Corporation does not have any serious labour problems that might materially affect the value of the Corporation or lead to an interruption of its operations at any location.

4.28 BENEFIT PLANS

           (a)        Schedule 4.28 sets forth a complete list of the Benefit
                      Plans.

           (b) Current and complete copies of all written Benefit Plans or, where oral, written summaries of the material terms of them, have been provided or made available to the Purchaser together with current and complete copies of all documents relating to the Benefit Plans, including: all documents establishing, creating or amending any of the Benefit Plans; all trust agreements, funding agreements; insurance contracts, and the most recent financial statements and accounting statements and reports; all booklets, summaries, manuals and written communications of a general nature distributed or made available to any Employees or former employees concerning any Benefit Plans.

           (c) Each Benefit Plan is, and has been, established, registered (where required), qualified, administered and invested, in compliance with (i) the terms thereof, and
                      (ii) all Laws; and the Corporation has not received, in the last six years, any notice from any Person questioning or challenging such compliance (other than in respect of any claim related solely to that Person).

           (d) All obligations to or under the Benefit Plans (whether pursuant to their terms or any Laws) have been satisfied, and there are no outstanding defaults or violations under the Benefits Plans by the Corporation nor do the 6FigureJobs Stockholders or the Corporation have any actual knowledge, without further enquiry or investigation, of any default or violation by any other party to any Benefit Plan.

           (e) There have been no improvements, increases or changes to, or promised improvements, increases or changes to, the benefits provided under any Benefit Plan. None of the Benefit Plans provides for benefit increases or the acceleration of or an increase in funding obligations that are contingent upon or will be triggered by the entering into of this Agreement or the completion of the transactions contemplated by this Agreement.

           (f) All employer or employee payments, contributions or premiums required to be remitted, paid to or in respect of each Benefit Plan have been paid or remitted in a timely fashion in accordance with the terms of that Benefit Plan and all Laws, and no Taxes, penalties or fees are owing or exigible under any Benefit Plan, and there are no liabilities or contingent liabilities in respect of any Benefit Plans that have been discontinued.

           (g) There is no proceeding, action, investigation, suit or claim (other than routine claims for payment of benefits) pending or, to the knowledge of the Corporation, threatened involving any Benefit Plan or its assets, and no facts exist which could reasonably be expected to give rise to any such proceeding, action, suit or Claim (other than routine claims for benefits).

           (h) No event has occurred respecting any registered Benefit Plan which would entitle any person (without the consent of the Corporation) to wind-up or terminate any Benefit Plan, in whole or in part, or which could otherwise reasonably be expected to adversely affect the tax status of any such plan.

           (i) The Corporation has not received, or applied for, any payment of surplus or any payments as a result of the demutalization of the insurer of any Benefit Plan out of or in respect of any Benefit Plan.

           (j) The Corporation has not taken any contribution or premium holidays under any Benefit Plan and there have been no withdrawals or transfers of assets from any Benefit Plan.

           (k) All employee data necessary to administer each Benefit Plan is in the possession of the Corporation and is complete, correct and in a form which is sufficient for the proper administration of the Benefit Plan in accordance with its terms and all Laws.

           (l) None of the Benefit Plans provide benefits beyond retirement or other termination of service to Employees or former employees or to the beneficiaries or dependants of such employees, except as required by applicable Laws, including but not limited to the Consolidated Omnibus Reconciliation Act of 1985.

           (m) None of the Benefit Plans require or permit a retroactive increase in premiums or payments, or require additional payments or premiums on the termination of any Benefit Plan or insurance contract in respect thereof, and the level of insurance reserves, if any, under any insured Benefit Plan, to the best of the Corporation's knowledge, is reasonable and sufficient to provide for all incurred but unreported claims.

4.29 INSURANCE

The Corporation maintains the policies of insurance set forth in Schedule 4.29, copies of which have been provided to the Purchaser. All such policies of insurance are in full force and effect and the Corporation is not in default, as to the payment of premium or otherwise, under the terms of any such policy.

4.30 MATERIAL CONTRACTS

Schedule 4.30 sets forth a complete list of the Material Contracts. The Material Contracts are all in full force and effect unamended and no default exists under any of the Material Contracts on the part of the Corporation or, to the knowledge of the Corporation, on the part of any other party to such Contracts. The Corporation has the capacity, including the necessary personnel, equipment and supplies, to perform all of their respective obligations under the Material Contracts. Current and complete copies of the Material Contracts have been delivered or made available to the Purchaser and there are no current or pending negotiations with respect to the renewal, repudiation or amendment of any such Contract.

4.31 LITIGATION

Except as disclosed in Schedule 4.31, there is no action, suit, litigation, investigation, claim, complaint, grievance or proceeding, including appeals and applications for review, in progress or, to the knowledge of the Corporation, pending or threatened against or relating to the Corporation before any court, Governmental Authority, commission, board, bureau, agency or arbitration panel which, if determined adversely to the Corporation, would,

           (a) materially and adversely affect the properties, business, future prospects or financial condition of the Corporation;

           (b) enjoin, restrict or prohibit the transfer of all or any part of the Purchased Shares or any of the other transactions contemplated by this Agreement; or

           (c) to the knowledge of the Corporation, prevent the 6FigureJobs Stockholders from fulfilling all of their obligations set out in this Agreement or arising from this Agreement,

and the Corporation has no knowledge of any existing ground on which any such action, suit, litigation or proceeding might be commenced with any reasonable likelihood of success. Except as disclosed in such Schedule 4.31, there is not presently outstanding against the Corporation any judgment, decree, injunction, rule or order of any court, Governmental Authority, commission, board, bureau, agency or arbitrator.

4.32 TAX MATTERS

Except as disclosed in Schedule 4.32:

           (a) The Corporation is not, and has never been, a member of an affiliated group, within the meaning of Section 1504(a) of the Code, and neither the Corporation nor any entity whose liabilities the Corporation has succeeded has ever filed a consolidated United States federal income tax return with (or been included in a consolidated return or) an affiliated group;

           (b) The Corporation has filed or caused to be filed all tax returns and reports required to have been filed by or for them on or before the Closing Date, and all information set forth in such returns or reports is accurate and complete in all material respects;

           (c) No tax return or report of the Corporation contains any position which is, or could be subject to, penalties under the Code Section 6662 or corresponding provision of state, local or foreign tax law;

           (d) The Corporation has paid all taxes due and payable by them;

           (e) The Corporation is in material compliance with, and their records contain all information and documents (including, without limitation, properly completed United States Internal Revenue Services Forms W-9) necessary to comply with, all applicable information tax reporting and tax withholding requirements;

           (f) There are no unpaid taxes, additions to tax, penalties, or interest payable by the Corporation or any other person that are or could become a lien on any assets, or otherwise adversely affect the business, properties, or financial condition of the Corporation;

           (g) The Corporation has collected or withheld all amounts required to be collected or withheld by them for any taxes, and all such amounts have been paid to the appropriate governmental agencies or set aside in appropriate accounts for future payment when due;

           (h) The balance sheet of the Corporation fully and properly reflects, as of the Closing Date, the liabilities of the Corporation for all accrued taxes for all periods ending on or before the Closing Date;

           (i) The Corporation has not granted (nor is subject to) any waiver currently in effect of the period of limitations for the assessment or collection of tax, no unpaid tax deficiency has been asserted against or with respect to the Corporation by any taxing authority, and there is no pending examination, administrative or judicial proceeding, or deficiency or refund litigation with respect to any taxes or tax returns of the Corporation;

           (j) The Corporation have not made or entered into, nor holds any assets subject to, a consent filed pursuant to Section 341(f) of the Code and the regulations there under or a "safe harbour lease" subject to former Section 168(f)(8) of the Internal Revenue Code of 1954, as amended before the Tax Reform Act of 1984, and the Treasury Regulations thereunder;

           (k) The Corporation is not required to include in income any amount from an adjustment pursuant to Section 481 of the Code or the Treasury Regulations thereunder or any similar provision of state law;

           (l) The Corporation is not a party to, nor obligated under, any agreement or other arrangement providing for the payment of any amount that is or would be non-deductible under Section 280G of the Code;

           (m) The Corporation has not distributed to their stockholders or security holders stock or securities of a controlled corporation in a transaction to which Section 355(a) of the Code applies;

           (n) There are no outstanding rulings or requests for rulings from any taxing authority that are, or if issued would be, binding on the Corporation;

           (o) The Corporation is not, nor have they been at any time within the last five years, a "United States real property holding corporation" for the purposes of Section 897 of the Code;

           (p) The Corporation does not have and has not had any permanent establishment, nor are otherwise subject to taxation, in any country other than the United States;

           (q) Schedule 4.32 attached hereto describes all material tax elections, consents, and agreements made by or affecting the Corporation that would be effective after the Closing, lists all material types of taxes paid and tax returns filed by or on behalf of the Corporation, expressly indicates each tax with respect to which the Corporation is or has been included in a consolidated, unitary, or combined return and describes the status of all examinations, administrative or judicial proceedings, and litigation with respect to taxes of the Corporation

4.33 BOOKS AND RECORDS

All Books and Records have been delivered or made available to the Purchaser. Such Books and Records, together with the Company Financial Statements, fairly and correctly set out and disclose in all respects the financial position of the Corporation and all financial transactions to which the Corporation is or was a party have been accurately recorded in such Books and Records.

4.34 CORPORATE RECORDS

           (a) The certification of incorporation and by-laws for the Corporation, including any and all amendments, have been delivered or made available to the Purchaser and such certificate of incorporation and by-laws as so amended are in full force and effect unamended.

           (b) The corporate records and minute books for the Corporation have been delivered or made available to the Purchaser. The minute books include minutes prepared in customary form and detail of all meetings of the directors and shareholders for each of the Corporation held to date and resolutions passed by the directors or shareholders on consent. The share certificate books, registers of shareholders, registers of transfers and registers of directors of each of the Corporation are complete and accurate.

4.35 MANAGEMENT RECOMMENDATION LETTERS

The Purchaser has been provided with copies of all management recommendation letters received by the Corporation or their boards of directors from any auditor of the Corporation during the last three years.

4.36 TRADE ALLOWANCES

The Material Contracts contain all provisions concerning discounts, allowances, volume rebates, customer vouchers or coupons, preferential terms, customer credits or similar reductions in price or other trade terms that have a material effect on the Corporation.

4.37 BANK ACCOUNTS, ETC.

Schedule 4.37 sets forth a complete list of every financial institution in which the Corporation maintain any depository account, trust account or safe deposit box, details of all such accounts and safe deposit boxes and the names of all persons authorized to draw on or who have access to such accounts or safe deposit boxes.

4.38 NO BROKER

Other than the engagement of Riverside Advisors by 6FigureJobs, each party to this Agreement has carried on all negotiations relating to this Agreement and the transactions contemplated by this Agreement directly and without intervention on his, her or its behalf of any other party in such manner as to give rise to any valid claim for a brokerage commission, finder's fee or other like payment against the Purchaser or the Corporation. With respect to Riverside Advisors, a fee of $190,000 plus three percent (3%) of the value of the Escrow Shares actually released to the 6FigureJobs Stockholders and Optionholders based on the Merger Price Per Share shall be paid by the Purchaser in cash (the "Broker Fee"), provided that as a condition of closing to the parties, Riverside Advisors agrees that such payment constitutes full and complete payment of outstanding fees (excluding reimbursable expenses if any).

4.39 ANTITRUST

Any waiting period applicable to the transactions contemplated herein under the HSR Act, shall have been terminated or shall have expired.

4.40 FULL DISCLOSURE

The Corporation has made available to the Purchaser all information, including financial, marketing, sales and operational information on a historical basis, relating to the Corporation which would be material to a purchaser of the Corporation. All information which the Corporation has provided or made available to the Purchaser in connection with the transactions contemplated by this Agreement is true and correct in all material respects and no material fact or facts have been omitted from that information which would make such information, in light of the circumstances in which such information was provided, misleading.


                                   ARTICLE 5
                 REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

The Purchaser hereby represents and warrants to the 6FigureJobs Stockholders the matters set out below.

5.1 INCORPORATION

The Purchaser is a corporation duly incorporated and validly existing under the laws of Canada and has all necessary corporate power to own its property and assets and to carry on its business as presently conducted.

5.2 DUE AUTHORIZATION

The Purchaser has all necessary corporate power, authority and capacity to enter into this Agreement and to carry out its obligations under this Agreement. The execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate action on the part of the Purchaser.

5.3 ENFORCEABILITY OF OBLIGATIONS

This Agreement constitutes a valid and binding obligation of the Purchaser enforceable against it in accordance with its terms.

5.4 CAPITALIZATION

The authorized capital stock of Purchaser consists of (i) unlimited shares of Purchaser Common Stock, of no par value, of which 14,954,837 shares are issued and outstanding as of September 1, 2001, and (ii) no shares of preferred stock, of no par value (the "Purchaser Preferred Stock"), of which no shares are issued and outstanding as of the date hereof. As of September 1, 2001, 2,790,056 shares of Purchaser Common Stock were reserved for issuance under Purchaser's 1999 Employee and Director Stock Option Plan (the "Purchaser Stock Plan") and outstanding options granted outside of the Purchaser Stock Plan. As of September 1, 2001, 1,216,655 shares of Purchaser Common Stock were subject to outstanding options granted under the Purchaser Stock Plan and 21,693 shares of Purchaser Common Stock were subject to outstanding options granted outside of the Purchaser Stock Plan. As of September 1, 2001, 458,184 shares of Purchaser Common Stock were reserved for issuance pursuant to outstanding warrants issued by Purchaser. As of September 1, 2001, Purchaser did not hold any shares of Purchaser Common Stock in its treasury. All of the outstanding shares of Purchaser Common Stock and Purchaser Preferred Stock are duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights. All of the shares of Purchaser Common Stock to be issued in connection with the Merger have been duly authorized and, upon consummation of the Merger, will be validly issued, fully paid, nonassessable and free of preemptive rights, and such issuance is in compliance with the Investment Canada Act and all applicable United States securities laws.

5.5 SEC DOCUMENTS; PURCHASER FINANCIAL STATEMENTS

Purchaser has furnished the Corporation with a true and complete copy of each statement, quarterly and other report pursuant to Section 13 or 15(d) of the 1934 Act filed by Purchaser with the SEC since December 1999 (the "Purchaser SEC Documents"), which are all the documents (other than preliminary material) that Purchaser was required to file with the SEC under the 1934 Act since such date. As of their respective filing dates, the Purchaser SEC Documents complied in all materials respects and to the Purchaser's knowledge with the requirements of the 1934 Act and none of the Purchaser SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading, except to the extent corrected by a subsequently filed Purchaser SEC Document provided to the Corporation prior to the Effective Time. The financial statements of Purchaser included in the Purchaser SEC Documents (the "Purchaser Financial Statements") comply as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with generally accepted accounting principles consistently applied (except as may be indicated in the notes thereto or, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) and fairly present the consolidated financial position of Purchaser and its consolidated subsidiaries at the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal, recurring audit adjustments). There has been no change in Purchaser's accounting policies except as described in the notes to the Purchaser Financial Statements.

5.6 ABSENCE OF CONFLICTING AGREEMENTS

The Purchaser is not a party to, bound or affected by or subject to any indenture, mortgage, lease, agreement, obligation, instrument, charter or by-law provision, Law or Governmental Authorization which would be violated, contravened, breached by, or under which any default would occur or an Encumbrance would be created as a result of the execution and delivery by it of this Agreement or the performance by it of any of its obligations provided for under this Agreement.

5.7 APPROVALS; RESTRICTIONS

Except for the filings and/or notices required (a) under the HSR Act or the Securities Laws, (b) under a foreign anti-trust or trade regulation law, (c) to be made with: (i) the NASD and/or its Nasdaq SmallCap Market, (ii) the Boston Stock Exchange, and (iii) each state securities or "blue sky" authority which may have jurisdiction, or (d) to be filed by the Purchaser pursuant to the Investment Canada Act, no approval, order or consent of or filing with any Governmental Authority is required on the part of the Purchaser in connection with the execution, delivery and performance of this Agreement or any other documents or agreements to be delivered under this Agreement or the performance of the Purchasers' obligations under this Agreement or any other documents or agreements to be delivered or entered into under this Agreement. Such filings shall be accomplished in a timely manner, except where failure to accomplish such filing would not reasonably be expected to have a material adverse change in the assets (tangible or otherwise), business, financial condition or prospects of the Corporation or on 6FigureJobs Stockholders. The Purchaser Common Stock will be of the same class as is currently registered under the 1934 Act and the Purchaser will use commercially reasonable efforts to ensure that the Purchaser Common Stock is listed for trading on the Nasdaq SmallCap Market. The shares of Purchaser Common Stock to be issued hereunder will constitute "restricted securities" within the meaning of the federal securities laws of the United States and may not be offered, sold, transferred or otherwise disposed of by any other person except in strict compliance with all applicable provisions of such laws, the rules and regulations thereunder and all state and Canadian securities laws, rules and regulations. There are no other restrictions on the securities being issued except as provided in the Escrow Agreement.

5.8 LITIGATION

There is no action, suit, litigation, investigation, claim, complaint, grievance or proceeding, including appeals and applications for review, in progress or, to the knowledge of the Purchaser pending or threatened against or relating to the Purchaser before any court, Governmental Authority, commission, board, bureau, agency or arbitration panel, which, if determined adversely to the Purchaser would:

           (a) prevent the Purchaser from paying to the 6FigureJobs Stockholders the Purchase Price;

           (b) enjoin, restrict or prohibit the transfer of all or any part of the Purchased Shares contemplated by this Agreement; or

           (c) prevent the Purchaser from fulfilling all of its obligations set out in this Agreement or arising from this Agreement,

and the Purchaser has no knowledge of any existing ground on which any such action, suit, litigation or proceeding might be commenced with any reasonable likelihood of success.

5.9 NO BROKER

The Purchaser has carried on all negotiations relating to this Agreement and the transactions contemplated by this Agreement directly and without the intervention on their behalf of any other party in such manner as to give rise to any valid claim for a brokerage commission, finder's fee or other like payment against any of the 6FigureJobs Stockholders.

5.10 SHARES.

All Purchased Shares issued in the transaction shall be fully-paid and non-assessable shares of Common Stock of the Purchaser.

5.11 EXPERIENCE.

The Purchaser has carefully reviewed the representations concerning the Corporation contained in this Agreement and has made detailed inquiry concerning the Company, its business and its personnel; the officers of the Corporation have made available to the Purchaser any and all written information which it has requested and have answered to the Purchaser's satisfaction all inquiries made by the Purchaser as of the date of this Agreement. The Purchaser has sufficient knowledge and experience in finance and business that it is capable of evaluating the risks and merits of this transaction, and the Purchaser is able financially to bear the risks thereof.

5.12 MERGER SUB.

Merger Sub is a wholly-owned subsidiary of Purchaser and Purchaser shall cause Merger Sub to perform as provided in this Agreement.


                                   ARTICLE 6
                             NON-WAIVER; SURVIVAL

6.1 NON-WAIVER

No investigations made by or on behalf of the Purchaser at any time shall have the effect of waiving, diminishing the scope of or otherwise affecting any representation or warranty made by the Corporation. No waiver of any condition or other provision, in whole or in part, shall constitute as a waiver of any other condition or provision (whether or not similar) nor shall such waiver constitute a continuing waiver unless otherwise expressly provided.

6.2 NATURE AND SURVIVAL

           (a) All representations, warranties and covenants contained in this Agreement on the part of each of the Parties shall survive the Closing, the execution and delivery under this Agreement of any share or security transfer instruments or other documents of title to any of the Purchased Shares and the payment of the consideration for the Purchased Shares.

           (b) The representations and warranties of the Corporation contained in Article 4 shall survive the Closing as follows:

                      (i) the representations and warranties contained in Sections 4.1, 4.2, 4.3, 4.4 and 4.5 shall survive for the statute of limitations period applicable to such provisions;

                      (ii) all representations and warranties relating to Taxes, including Section 4.32, shall survive until the date which is 90 days following the expiration of all periods allowed for objecting or appealing the determination of any proceedings relating to any assessment or reassessment of the Corporation, as the case may be, by any taxing authority in respect of any taxation period ending on or prior to the

                                 Closing or in which the Closing occurs unless a bona fide notice of a Claim shall have been made in writing before the expiry of such period, in which case the representation and warranty to which such notice applies shall survive in respect of that Claim until the final determination or settlement of the Claim;

                      (iii) all representations and warranties relating to environmental matters, including Section 4.25, shall survive until the expiry of three years after the Closing Date, unless a bona fide notice of a Claim shall have been given in writing before the expiry of such period, in which case the representation and warranty to which such notice relates shall survive in respect of that Claim until final determination or settlement of such Claim; and

                      (iv) representations and warranties as to all other matters shall survive until one year from the date of this Agreement, unless a bona fide notice of a Claim shall have been given in writing before the expiry of such period, in which case the representation and warranty to which such notice relates shall survive in respect of that Claim until final determination or settlement of such Claim.

           (c) The representations and warranties of the Purchaser contained in Article 5 shall survive the Closing as follows:

                      (i) the representations and warranties contained in Sections 5.1, 5.2 and 5.3 shall survive for the statute of limitations period applicable to such provisions;

                      (ii) all other representations and warranties shall survive until one year from the date of this Agreement, unless a bona fide notice of a Claim shall have been given in writing before the expiry of that period, in which case the representation and warranty to which such notice relates shall survive in respect of that Claim until final determination or settlement of such Claim.


                                   ARTICLE 7
                        PURCHASER'S CONDITIONS PRECEDENT

The obligation of the Purchaser to complete the purchase of the Purchased Shares under this Agreement shall be subject to the satisfaction of, or compliance with, at or before the Closing Time, each of the following conditions precedent (each of which is acknowledged to be inserted for the exclusive benefit of the Purchaser and may be waived by it in whole or in part).

7.1 TRUTH AND ACCURACY OF REPRESENTATIONS OF CORPORATION AT THE CLOSING TIME

All of the representations and warranties of the Corporation made in or pursuant to this Agreement shall be true and correct in all material respects as at the Closing Time and with the same effect as if made at and as of the Closing Time and the Purchaser shall have received a certificate from the CEO of the

Corporation, to the best of his or her knowledge, information and belief, the truth and correctness in all material respects of such representations and warranties.

7.2 PERFORMANCE OF OBLIGATIONS

The Corporation shall have performed or complied with, in all material respects, all their obligations and covenants under this Agreement.

7.3 RECEIPT OF CLOSING DOCUMENTATION

All documentation relating to the due authorization and completion of the sale and purchase of the Purchased Shares under this Agreement and all actions and proceedings taken on or prior to the Closing in connection with the performance by each of the Corporation shall be satisfactory to the Purchaser, acting reasonably, and the Purchaser shall have received copies of all such documentation or other evidence as it may reasonably request in order to establish the consummation of the transactions contemplated by this Agreement and the taking of all corporate proceedings in connection with such transactions in compliance with these conditions, in form (as to certification and otherwise) and substance satisfactory to the Purchaser.

7.4 OPINION OF COUNSEL FOR CORPORATION

The Purchaser shall have received an opinion dated the Closing Date from counsel for the Corporation, Shipman & Goodwin LLP, in form and substance acceptable to the Purchaser and its counsel, acting reasonably.

7.5 CONSENTS, AUTHORIZATIONS AND REGISTRATIONS

The Required Approvals shall have been obtained at or before the Closing Time on terms acceptable to the Purchaser, acting reasonably.

7.6 NO PROCEEDINGS

There shall be no injunction or restraining order issued preventing, and no claim, action, suit, litigation or proceeding, judicial or administrative, or investigation against any Party pending by any Person, or pending or threatened by any Governmental Authority, for the purpose of enjoining or preventing, the consummation of the transactions contemplated by this Agreement or otherwise claiming that this Agreement or the consummation of those transactions is improper or would give rise to proceedings under any Laws.

7.7 SUBSTANTIAL DAMAGE

No substantial damage by fire or other hazard to the assets or business of the Corporation shall have occurred prior to the Closing Time.

7.8 NO LAWS

No Laws shall have been enacted, introduced or announced which would be reasonably likely to materially and adversely affect the Corporation or the Business carried on by them.

7.9 NO MATERIAL CHANGE

There shall have been no material adverse change in the assets (tangible or otherwise), business, financial condition or prospects of the Corporation since the date of this Agreement.

7.10 DIRECTORS AND OFFICERS OF THE CORPORATIONS

There shall have been delivered to the Purchaser on or before the Closing Time, the resignations of all individuals who are currently directors or officers of the Corporation (except to the extent that the Corporation has been notified to the contrary by the Purchaser) and duly executed comprehensive releases from each such individual in favour of the Corporation.

7.11 EMPLOYMENT AGREEMENTS

Christopher P. Miller and John Patterson shall each have executed and delivered an employment agreement with 6FigureJobs in substantially the form attached as
Schedule 7.11.

7.12 TRANSFER AND DELIVERY OF THE PURCHASED SHARES

The 6FigureJobs Stockholders shall have provided the Purchaser with the share certificates representing the Purchased Shares, in each case duly endorsed in blank for transfer, or accompanied by irrevocable security transfer powers of attorney duly executed in blank, in either case by the holders of record.

7.13 THE FORM AND LEGALITY OF MATTERS

The form and legality of all matters incidental to this Agreement shall be subject to the reasonable approval of the solicitors of the Purchaser.

7.14 AUDITS

An audit of the Corporation's financial statements for the period ended December 31, 2000, shall be conducted by Haggett Longobardi and Company LLC, and the results of such audit shall be satisfactory to the Purchaser.

7.15 CORPORATE RECORDS

The 6FigureJobs Stockholders shall have delivered to the Purchaser all corporate records of the Corporation including, but not limited to all financial statements, books, records, contracts and facilities records, but excluding all records related to the transactions contemplated by this Agreement.

7.16 SATISFACTORY COMPLETION OF DUE DILIGENCE

Purchaser and its representatives (including, without limitation, attorneys, agents and accountants) shall have completed their due diligence review of the business and affairs, assets and liabilities and condition of the Corporation, and shall not have discovered any information previously unknown to them that could reasonably be expected to have a material adverse effect on the Corporation.

7.17 SECURITIES LAWS

Purchaser shall have reasonably satisfied itself that all applicable requirements of any and all applicable Securities Laws relating to the sale and issuance of the Purchased Shares have been met.

7.18 LETTER OF TRANSMITTAL

Purchaser shall have received Transmittal Letters and Optionholder Letters from those 6FigureJobs Stockholders voting in favour of the transaction and the Optionholders receiving Purchaser Common Stock hereunder at the Closing.

7.19 6FIGUREJOBS STOCKHOLDER APPROVAL

The stockholders of 6FigureJobs shall have approved this Agreement in accordance with the Certificate of Incorporation of 6FigureJobs and as provided by Delaware Law.

7.20 BROKER FEE

Riverside Advisors shall have agreed with the Parties that the payment of the Broker Fee constitutes full and complete payment of outstanding fees (excluding reimbursable expenses, if any).

7.21 DISCLOSURE SCHEDULES

6FigureJobs shall have delivered to the Purchaser Disclosure Schedules that qualify and set forth matters required by the representations and warranties contained in Article 4 of this Agreement in form and substance reasonably satisfactory to the Purchaser.

If any of the foregoing conditions in this Article has not been fulfilled by Closing, the Purchaser may terminate this Agreement by notice in writing to the Corporation, in which event the Purchaser will be released from all obligations under this Agreement, and unless the Purchaser can show that the condition relied upon could reasonably have been performed by the Corporation, the Corporation and all 6FigureJobs Stockholders will also be released from all obligations under this Agreement. The Purchaser may, however, waive compliance with any condition in whole or in part if it sees fit to do so, without prejudice to its rights of termination in the event of non-fulfilment of any other condition, in whole or in part, or to its rights to recover damages for the breach of any representation, warranty, covenant or condition contained in this Agreement.

                                   ARTICLE 8
                       CORPORATION'S CONDITIONS PRECEDENT

The obligations of the Corporation to complete the sale of the Purchased Shares under this Agreement shall be subject to the satisfaction of or compliance with, at or before the Closing Time, each of the following conditions precedent (each of which is acknowledged to be inserted for the exclusive benefit of the Corporation and may be waived by the Corporation, in whole or in part).

8.1 TRUTH AND ACCURACY OF REPRESENTATIONS OF THE PURCHASER AT THE CLOSING TIME

All of the representations and warranties of the Purchaser made in or pursuant to this Agreement shall be true and correct in all material respects as at the Closing Time and with the same effect as if made at and as of the Closing Time and the Corporation shall have received a certificate from an officer of the Purchaser confirming to the best of his or her knowledge, information and belief, the truth and correctness in all material respects of such representations and warranties.

8.2 PERFORMANCE OF OBLIGATIONS

The Purchaser shall have performed or complied with, in all respects, all its obligations and covenants under this Agreement.

8.3 RECEIPT OF CLOSING DOCUMENTATION

All documentation relating to the due authorization and completion of the sale and purchase of the Purchased Shares under this Agreement and all actions and proceedings taken on or prior to the Closing in connection with the performance by the Purchaser of its obligations under this Agreement, shall be satisfactory to the Corporation, acting reasonably, and the Corporation shall have received copies of all extra documentation or other evidence as they may reasonably request in order to establish the consummation of the transactions contemplated by this Agreement and the taking of all corporate proceedings in connection with such transactions in compliance with these conditions in form (as to certification and otherwise) and substance satisfactory to the Corporation.

8.4 CONSENTS, AUTHORIZATIONS AND REGISTRATIONS

The Required Approvals shall have been obtained at or before the Closing Time on terms acceptable to the Corporation, acting reasonably.

8.5 NO PROCEEDINGS

There shall be no injunction or restraining order issued preventing, and no pending or threatened claim, action, suit, litigation or proceeding, judicial or administrative, or investigation against any Party by any Person, for the purpose of enjoining or preventing, the consummation of the transactions contemplated by this Agreement or otherwise claiming that this Agreement or the consummation of those transactions is improper or would give rise to proceedings under any Laws.

8.6 OPINION OF COUNSEL FOR PURCHASER

The Corporation shall have received an opinion dated as of the Closing Date from counsel to the Purchaser, Perley-Robertson, Hill & McDougall LLP, in form and substance acceptable to the Corporation and its counsel, acting reasonably.

8.7 SECURITIES LAWS

Corporation shall have reasonably satisfied itself that all applicable requirements of any and all applicable Securities Laws relating to the transaction have been met, including the form and substance of any information statement or other disclosure document provided to the stockholders and/or optionholders of 6FigureJobs in connection with the transactions contemplated by this Agreement.

8.8 6FIGUREJOBS STOCKHOLDER APPROVAL

The stockholders of 6FigureJobs shall have approved this Agreement in accordance with the Certificate of Incorporation of 6FigureJobs and as provided by Delaware Law.

8.9 REGISTRATION RIGHTS

Purchaser shall have executed and delivered to counsel for the Corporation a Registration Rights Agreement in the form attached hereto as Schedule 8.9 with respect to the Purchaser Common Stock being issued in the transaction.

8.10 BROKER FEE

Riverside Advisors shall have agreed with the Parties that the payment of the Broker Fee constitutes full and complete payment of outstanding fees (excluding reimbursable expenses, if any).

8.11 TAX-FREE REORGANIZATION

The Corporation shall have received a favorable opinion of tax counsel or from its certified public accountants that the transactions contemplated by this Agreement qualify as a tax-free reorganization in accordance with Section 368 of the Code, and shall have received certain representations and warranties from the Purchaser in form and substance satisfactory to the Corporation with respect to the tax-free treatment of the Merger pursuant to Treasury Regulations Section 1.367.

8.12 EMPLOYMENT AGREEMENTS

The Surviving Corporation and the Purchaser shall each have executed and delivered an employment agreement with each of Christopher P. Miller and John Patterson in substantially the form attached as Schedule 7.11.

8.13 SATISFACTORY COMPLETION OF DUE DILIGENCE

The Corporation and its representatives (including, without limitation, attorneys, agents and accountants) shall have completed their due diligence review of the business and affairs, assets and liabilities and condition of the Purchaser, and shall not have discovered any information previously unknown to them that could reasonably be expected to have a material adverse effect on the Purchaser.

8.14 DISCLOSURE SCHEDULES

The Purchaser shall have accepted the Disclosure Schedules prepared by 6FigureJobs to qualify and set forth the matters required by the representations and warranties contained in Article 4 of this Agreement, in form and substance reasonably satisfactory to 6FigureJobs.


                                   ARTICLE 9
                         OTHER COVENANTS OF THE PARTIES

9.1 CONDUCT OF BUSINESS PRIOR TO CLOSING

During the period from the date of this Agreement to the Closing Time, the Corporation will do the following:

           (a) CONDUCT BUSINESS IN THE ORDINARY COURSE - Except as otherwise expressly contemplated under this Agreement, conduct its business in the ordinary and usual course, consistent with past practice and regular customer service and business policies and not, without the prior written consent of the Purchaser, enter into any transaction or Contract which, if effected before the date of this Agreement, would constitute a breach of the representations, warranties or covenants of the Corporation contained in this Agreement.

           (b) MAINTAIN GOOD RELATIONS - Use all reasonable efforts to maintain good relations with the Employees, its customers and suppliers.

           (c) CONTINUE INSURANCE - Continue in force all policies of insurance maintained by or for the benefit of the Corporation and give all notices and present claims under all insurance policies in a timely fashion.

           (d) PERFORM OBLIGATIONS - Comply in all material respects with all Laws affecting the operation of the Corporation.

           (e) PREVENT CERTAIN CHANGES - Not, without the prior written consent of the Purchaser, take any of the actions, do any of the things or perform any of the acts described in
                      Section 4.10.

           (f) APPROVALS - Co-operate with the Purchaser and use all reasonable efforts and diligently pursue obtaining the Required Approvals.

9.2 ACCESS FOR INVESTIGATION

           (a) The Corporation shall permit the Purchaser and its representatives, on reasonable notice to the Corporation, between the date of this Agreement and the Closing Time, without interference to the ordinary conduct of the Business, to have reasonable access during normal business hours to (i) the Real Property; (ii) all other locations where Books and Records or other material relevant to the Business are stored; (iii) all the Books and Records; and
                      (iv) the properties and assets used in the Business. The Corporation shall furnish to the Purchaser copies of Books and Records (subject to any confidentiality agreements or covenants relating to any Books and Records) as the Purchaser shall from time to time reasonably request to enable confirmation of the matters warranted in Article 4. Without limiting the generality of the foregoing, it is agreed that the accounting representatives of the Purchaser shall be afforded reasonable opportunity to make a full investigation of all aspects of the financial affairs of the Corporation.

           (b) Notwithstanding subsection (a), the Corporation shall not be required to disclose any information, records, files or other data to the Purchaser where prohibited by Laws or confidentiality obligations, or where the information, records, files or other data would be subject to attorney-client privilege.

9.3 CONFIDENTIALITY

           (a) Prior to the Closing, the Purchaser shall keep confidential all information disclosed to it by the Corporation or their agents relating to the Corporation, except information which:

                      (i) is or becomes generally available to the public;

                      (ii) the Purchaser received from an independent third Person, who had obtained the information lawfully and was under no obligation of secrecy, or

                      (iii) the Purchaser can show was in its possession before receipt of such information from the Corporation or their agents.

                      If this Agreement is terminated without completion of the transactions contemplated by this Agreement, the Purchaser shall (A) promptly return all documents, work papers and other written material (including all copies) obtained from the Corporation or their agents in connection with this Agreement and not previously made public, and shall continue to maintain the confidence of all such information, and (B) not solicit, offer or otherwise attempt to entice the Employees to leave the employ of 6FigureJobs to work for the Purchaser for a period of one

                      (1) year from the date of termination of the transactions contemplated by this Agreement.

           (b) After the Closing, the Corporation shall, and shall cause their Affiliates, Associates and agents to, keep confidential all non-public, confidential or proprietary information relating to the Business, the Corporation and this Agreement and transactions contemplated by this Agreement, except information which:

                      (i) is or becomes generally available to the public; or

                      (ii) the Corporation received after Closing from an independent third Person, who had obtained the information lawfully and was under no obligation of secrecy; or

                      (iii) which is required to be disclosed in any tax filing, by legal process or by applicable law, or which is disclosed to attorneys, accountants, other advisors and equity owners of an entity, provided that the recipients of the information are under a duty of confidentiality with respect thereto.

9.4 ACTIONS TO SATISFY CLOSING CONDITIONS

Each of the Parties shall take all such actions as are within its power to control, and shall use its reasonable efforts to cause other actions to be taken which are not within its power to control, so as to ensure compliance with each of the conditions and covenants set forth in Articles 7, 8 and 9 which are for the benefit of any other Party.

9.5 INVESTMENT CANADA NOTIFICATION; U.S. SECURITIES FILINGS

The Purchaser shall file the notification required to be filed by the Purchaser under the Investment Canada Act in respect of the transaction contemplated under this Agreement within 10 days following the Closing, and shall timely complete all filings required under U.S. federal securities laws or the securities laws of any state thereof.

9.6 STUB PERIOD RETURNS

The Purchaser shall cause to be prepared and filed on a timely basis all Tax Returns for the Corporation for any period which ends on or before the Closing Date and for which Tax Returns have not been filed as of such date. The Purchaser shall also cause to be prepared and filed on a timely basis all Tax Returns of the Corporation for periods beginning before and ending after the Closing Date.

9.7 POST EFFECTIVE TIME OPERATION.

The Purchaser shall solely be responsible for all acts and omissions of the Surviving Corporation after the Effective Time.

9.8 NON-INTERFERENCE

The Purchaser hereby covenants and agrees that after the Closing Date, the management of the Corporation shall be allowed to manage the business independently and without interference or limitation, to the extent that at least 75% of the budgeted revenues and profits, as described in the budget attached as a Schedule to the Escrow Agreement, are achieved. If revenues or profits fall short of budget by 25% or greater in any given quarter, the Purchaser reserves the right to assist the management of the Corporation in making reasonable adjustments to the expenses of the Corporation accordingly.

9.9 TAX MATTERS

           The Purchaser recognizes that in order for the 6FigureJobs Stockholders to receive tax-free treatment in the Merger, the Purchaser must satisfy the active business requirements set forth in Treasury Regulations
Section 1.367(a)-3(c)(3), along with other requirements set forth in Treasury Regulations Section 1.367(a), and in connection therewith covenants and agrees as follows:

           (a) the Purchaser shall cooperate with the Corporation's efforts to satisfy the reporting requirements set forth in Treasury Regulations Section 1.367(a)-3(c)(6), including reporting of information required thereby;

           (b) the Purchaser shall cooperate with the obligations of the Corporation's stockholders that hold five percent (5%) or more of the outstanding voting capital stock of the Corporation (the "Five Percent Stockholders") to enter into gain recognition agreements with the Internal Revenue Service pursuant to Treasury Regulations Sections
1.367(a)-3(c)(1)(iii)(B) and 1.367(a)-8 and satisfy their continuing obligations pursuant to such gain recognition agreements, including the provision of information to the Five Percent Stockholders if the Purchaser makes a disposition that causes the Five Percent Stockholders to recognize gain pursuant to such gain recognition agreements; and

           (c) the Purchaser shall not dispose of the Corporation's assets, either through an asset or stock sale, in a transaction that causes the Five Percent Stockholders to recognize gain pursuant to Treasury Regulations Sections 1.367(a)-3(c)(iii)(B) and 1.367(a)-8 until such time as all shares of Purchaser Common Stock received by the 6FigureJobs Stockholders and Optionholders in connection with the Merger have been registered with the SEC or are otherwise freely transferable on the open market.


                                   ARTICLE 10
                                 INDEMNIFICATION

10.1 MUTUAL INDEMNIFICATION FOR BREACHES OF COVENANTS AND WARRANTY, ETC.

The Corporation and the Purchaser agree (the Party or Parties so covenanting and agreeing to indemnify another Party being referred to as the "Indemnifying Party" and the Party so to be indemnified being referred to as the "Indemnified Party") to indemnify and save harmless, on an after-tax basis, the Indemnified

Party effective as and from the Closing Time, from and against all Claims that may be made or brought against the Indemnified Party, or that it may suffer or incur, directly or indirectly as a result of or in connection with any non-fulfilment of any covenant or agreement on the part of the Indemnifying Party under this Agreement or any incorrectness in or breach of any representation or warranty of the Indemnifying Party contained in this Agreement or in any certificate or other document furnished by the Indemnifying Party pursuant to this Agreement. The foregoing obligations of indemnification shall be subject to the following procedures and limitations:

           (a) In case an Indemnifying Party shall object in writing to any claim or claims for indemnification, the Indemnified Party and the Indemnifying Party shall attempt in good faith for fifteen (15) days to agree upon the rights of the respective parties with respect to each of such claims.

           (b) If no agreement can be reached after good faith negotiation during such fifteen (15)-day period, either the Indemnified Party or the Indemnifying Party may, by written notice to the other party, demand submission of the matter to arbitration or to some other mutually-agreeable form of alternative dispute resolution (together or in the alternative, "ADR") to take place in Ottawa, Ontario. Unless the parties mutually agree in writing to some alternative form of ADR, arbitration of the matter shall be conducted in accordance with the commercial rules then in effect of the Canadian Arbitration Association (except as otherwise specified in this Section 10.1 and except for those rules which require using the American Arbitration Association) using an arbitrator who is an experienced commercial litigator and admitted before the bar of any state of the United States. The dispute shall be determined by one (1) arbitrator acceptable to both parties, which arbitrator shall be selected within twenty (20) days of filing by a party of notice of intention to arbitrate. If, by the end of said twenty (20) day period, the parties have not agreed on one
                      (1) arbitrator to be acceptable, then either party may request the American Arbitration Association to appoint the arbitrator pursuant to this Section 10.1 and the commercial rules then in effect of the American Arbitration Association. Arbitrators shall be compensated for their services at the standard hourly rate charged in their private professional activities. The parties acknowledge that the federal and state courts situated in Connecticut shall have jurisdiction and venue over the parties for the purpose of enforcing this Section 10.1. The United States Federal Rules of Civil Procedure shall apply with respect to any arbitration hereunder, and to the extent practicable any hearing with respect to a single matter shall be held on consecutive hearing days. The arbitrator(s) shall follow substantive rules of law and shall make its award in strict conformity with this Agreement. All parties agree to be bound by the results of this arbitration; judgement upon the award so rendered may be entered and enforced in any court of competent jurisdiction, subject to Section 10.1(e).

           (c) the requirement that the Indemnifying Party shall, in respect of any Claim made by any third person, be afforded an opportunity at its sole expense to resist, defend and compromise such Claim;

           (d) the limitation that, for any Claims made hereunder, the Indemnifying Party shall not be required to pay any such amount until the aggregate amount of such Claims exceeds $50,000 and then only to the extent such Claims exceed $50,000;

           (e) the limitation that, for Claims made in connection with any representation or warranty contained in Sections 4.1, 4.2, 4.3, 4.4 and 4.5 and/or Article 5, the Corporation and the 6FigureJobs Stockholders in the aggregate, on the one hand, and the Purchaser, on the other hand, shall not, absent fraud, be required to pay any amount in excess of the Purchase Price, as further set forth in Section 10.4;

           (f) the limitation that, for Claims made in connection with any representation or warranty contained in Article 4, other than those made in Sections 4.1, 4.2, 4.3, 4.4 and 4.5, the aggregate liability of the Corporation and the 6FigureJobs Stockholders for such Claims will not exceed, absent fraud, the Escrow Shares plus $500,000, as further set forth in Section 10.4;

           (g) the indemnification rights set forth in this Article 10 shall be the sole and exclusive remedy of the Indemnified Party, and is in lieu of any other claim or right that the Indemnified Party may otherwise have under applicable law or otherwise and the liability of any 6FigureJobs Stockholder or Optionholder for indemnification claims hereunder shall be several and not joint; and

           (h) for all purposes of this Article 10, the Shareholder Representative shall act on behalf of the Corporation in administering Claims by the Purchaser, including, without limitation, for purposes of determining whether to dispute that the Corporation is in fact liable under this Article 10 for a Claim asserted by the Purchaser, determining whether to assume the defense of third party claims, and administering the Escrow Agreement for the benefit of the 6FigureJobs Stockholders and Optionholders.

10.2 [INTENTIONALLY DELETED]

10.3 INDEMNIFICATION PROCEDURES FOR THIRD PERSON CLAIMS

           (a) In the case of Claims made by a third Person with respect to which indemnification is sought, the Party seeking indemnification shall give Notice promptly, and in any event within 20 days, to the other Party of any such Claims made upon it. In the event of a failure to give such notice, such failure shall not preclude the Party seeking indemnification from obtaining such indemnification but its right to indemnification may be reduced to the extent that such delay prejudiced the defence of the Claim or increased the amount of liability or cost of defence and provided that, notwithstanding anything else contained in this Agreement, no Claim for indemnity in respect of the breach of any representation or warranty contained in this Agreement may be made unless Notice of such Claim has been given prior to the expiry of the survival period applicable to such representation and warranty pursuant to Section 6.2. The provisions of Sections 10.1(a) and 10.1(b) shall also apply to any third person Claims such that the Indemnifying Party shall have an opportunity to object to the defense of any third person Claim in accordance with such provisions.

           (b) The Indemnifying Party shall have the right, by Notice to the Indemnified Party given not later than 30 days after receipt of the Notice described in subsection (a), to assume the control of the defence, compromise or settlement of the Claim, provided that such assumption shall, by its terms, be without cost to the Indemnified Party.

           (c) Upon the assumption of control of any Claim by the Indemnifying Party as set out in subsection (b), the Indemnifying Party shall diligently proceed with the defence, compromise or settlement of the Claim at its sole expense, including if necessary, employment of counsel reasonably satisfactory to the Indemnified Party and, in connection therewith, the Indemnified Party shall co-operate fully, but at the expense of the Indemnifying Party with respect to any out-of-pocket expenses incurred, to make available to the Indemnifying Party all pertinent information and witnesses under the Indemnified Party's control, make such assignments and take such other steps as in the opinion of counsel for the Indemnifying Party are reasonably necessary to enable the Indemnifying Party to conduct such defence. Any compromise or settlement of the Claim by the Indemnifying Party shall be subject to the consent of the Indemnified Party, such consent not to be unreasonably withheld. The Indemnified Party shall also have the right to participate in the negotiation, settlement or defence of any Claim at its own expense.

           (d) The final determination of any Claim pursuant to this Section, including all related costs and expenses, will be binding and conclusive upon the parties as to the validity or invalidity, as the case may be, of such Claim against the Indemnifying Party.

           If the Indemnifying Party does not assume control of a Claim as permitted in subsection(b), the Indemnified Party shall be entitled to make such settlement of the Claim as in its sole discretion may appear advisable, and such settlement or any other final determination of the Claim shall be binding upon the Indemnifying Party.

10.4 RECOVERY FOR INDEMNIFICATION CLAIMS

In the event that Purchaser is entitled to indemnification from the Corporation, the 6FigureJobs Stockholders or Optionholders pursuant to the terms of this Agreement for any Claims, such indemnification shall only be recovered in the following manner and order of priority:

           (a) By deducting the amount of such Claims from the Escrow Shares by instructing the Escrow Agent to return a number of Escrow Shares to the Purchaser equal to the value of such Claim based on the value per share provided in
                      Section 10.4(e) below;

           (b) For any Claims other than Claims made in connection with any representation or warranty contained in Sections 4.1, 4.2, 4.3, or 4.4, if the value of the Escrow Shares is not


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
                      sufficient to satisfy such Claims, any amounts beyond the value of the Escrow Shares shall be recoverable from the 6FigureJobs Stockholders and Optionholders, Pro Rata, in an aggregate amount not to exceed $500,000, by requesting from the 6FigureJobs Stockholders and Optionholders the return of their Pro Rata portion of a sufficient number of shares of Purchaser Common Stock received at the Closing Date, based on the value per share provided in Section 10.4(e) below;

           (c) For any Claims made in connection with any representation or warranty contained in Sections 4.1, 4.2, 4.3, or 4.4, if the value of the Escrow Shares is not sufficient to satisfy such Claims, any amounts beyond the value of the Escrow Shares shall be recoverable from the 6FigureJobs Stockholders and Optionholders, Pro Rata, in an aggregate amount not to exceed the total of (i) $4,000,000 plus (ii) the product of the Merger Price Per Share times the number of Escrow Shares actually released to the 6FigureJobs Stockholders and Optionholders pursuant to the Earn-Out provisions of the Escrow Agreement minus (iii) the amount of any claims recovered pursuant to Section 10.4(a) and 10.4(b) above, by requesting from the 6FigureJobs Stockholders and Optionholders the return of their Pro Rata portion of a sufficient number of shares of Purchaser Common Stock received at the Closing Date, based on the value per share provided in Section 10.4(e) below;

           (d) In no event shall the Purchaser be entitled to a cumulative recovery for any and all Claims hereunder in excess of $5,000,000, which amount shall be recoverable only from the Escrow Shares and the Purchaser Common Stock received in connection with the Merger; and

           (e) Except as specifically provided above, for purposes of determining the value of Escrow Shares or Purchaser Common Stock to satisfy any Claims hereunder, such shares shall be valued at the greater of (i) the Merger Price Per Share and (ii) the average last sale price of Purchaser Common Stock for the last ten (10) trading days immediately preceding the date such Claim is finally settled.


                                   ARTICLE 11
                                  TERMINATION

           11.1 TERMINATION (a) Certain of the Parties may terminate this Agreement as provided below:

           (i) The Parties may terminate this Agreement by their mutual written consent at any time prior to the Closing;

           (ii) Purchaser may terminate this Agreement by giving written notice to the Corporation at any time prior to the Closing (A) in the event the Corporation has breached any material representation, warranty, or covenant contained in this Agreement in any material respect, Purchaser has notified the Corporation of the breach, and the breach has continued without cure for a period of 10 days after the notice of breach, (B) if the Closing shall not have occurred on or before October 30, 2001, by reason of the failure of any condition precedent of Purchaser (unless the failure results primarily from

Purchaser itself breaching any representation, warranty, or covenant contained in this Agreement), or (C) Purchaser has failed to obtain Required Approvals; and

           (iii) Corporation may terminate this Agreement by giving written notice to Purchaser at any time prior to the Closing (A) in the event Purchaser has breached any material representation, warranty, or covenant contained in this Agreement in any material respect, Corporation or the 6FigureJobs Stockholders have notified Purchaser of the breach, and the breach has continued without cure for a period of 10 days after the notice of breach or (B) if the Closing shall not have occurred on or before October 30, 2001, by reason of the failure of any condition precedent of Corporation hereof (unless the failure results primarily from any of Corporation or the 6FigureJobs Stockholders themselves breaching any representation, warranty, or covenant contained in this Agreement), or (C) Corporation has failed to obtain Required Approvals.

           (b) Effect of Termination. If any Party properly terminates this Agreement pursuant to Section 11.1(a) hereof, all rights and obligations of the Parties hereunder shall terminate without any liability of any Party to any other Party (except for any liability of any Party then in breach).


                                   ARTICLE 12
                                    GENERAL

12.1 PUBLIC NOTICES

All public notices to third Persons and all other publicity concerning the transactions contemplated by this Agreement shall be jointly planned and co-ordinated by the Corporation, on the one hand, and the Purchaser, on the other hand, and no Party shall act unilaterally in this regard without the prior approval of the other Parties, such approval not to be unreasonably withheld, except where required to do so by law or by the applicable regulations or policies of any Governmental Authority or any stock exchange in circumstances where prior consultation with the other Parties is not practicable.

12.2 EXPENSES

Each Party shall be responsible for and pay their own respective legal, accounting, and other professional advisory fees, costs and expenses incurred in connection with the purchase and sale of the Purchased Shares and the preparation, execution and delivery of this Agreement and all documents and instruments executed pursuant to this Agreement and any other costs and expenses incurred, provided that the Surviving Corporation shall pay (a) the reasonable expenses of the Corporation's accountants and attorneys associated with the transaction, not to exceed $30,000, and (b) the reasonable expenses incurred by the Corporation, not to exceed $25,000, to prepare audited financial statements as of December 31, 2000, and to perform limited procedures on the Corporation's balance sheet as of the date of Closing.

12.3 NOTICES

Any notice or other writing required or permitted to be given under this Agreement or for the purposes of this Agreement (a "Notice") shall be in writing and shall be sufficiently given if delivered, or if sent by prepaid registered mail or if transmitted by facsimile or other form of recorded communication tested prior to transmission to such Party:

           (a)        in the case of a Notice to the Corporation:

                               Shareholder Representative
                               397 Post Road
                               Darien, CT  06820

           with copies to:

                               Shipman & Goodwin LLP
                               One American Row
                               Hartford, CT  06103
                               Attention: Thomas P. Flynn
                               Facsimile: (860) 251-5900

           (b)        in the case of a Notice to the Purchaser.:

                               E-CRUITER.COM INC.
                               495 March Road, Suite 300
                               Kanata, ON  K2K 3G1
                               Attention: Michael Mullarkey
                               Facsimile: 613 236 1541

           with a copy to:

                               Perley-Robertson, Hill & McDougall LLP
                               90 Sparks Street, 4th Floor
                               Ottawa, ON  K1P 1E2
                               Attention: Michael A. Gerrior
                               Facsimile: (613)  238 8775

or at such other address as the Party to whom such Notice is to be given shall have last notified the Party giving the Notice in the manner provided in this Section. Any Notice delivered to the Party to whom it is addressed as provided above shall be deemed to have been given and received on the day it is so delivered at such address, provided that if such day is not a Business Day then the Notice shall be deemed to have been given and received on the next Business Day. Any Notice sent by prepaid registered mail shall be deemed to have been given and received on the fifth Business Day following the date of its mailing. Any Notice transmitted by facsimile or other form of recorded communication shall be deemed to have been given and received on the first Business Day after its transmission.

12.4 [INTENTIONALLY DELETED]

12.5 ASSIGNMENT

Neither party may assign this Agreement without the written consent of the other party.

12.6 FURTHER ASSURANCES

The Parties shall, with reasonable diligence, do all such things and provide all such reasonable assurances as may be required to consummate the transactions contemplated by this Agreement, and each Party shall provide such further documents or instruments required by any other Party as may be reasonably necessary or desirable to effect the purpose of this Agreement and carry out its provisions, whether before or after the Closing.

12.7 COUNTERPARTS

This Agreement may be executed by the Parties in separate counterparts each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument.

12.8 ENUREMENT

This Agreement shall enure to the benefit of and be binding upon the Parties hereto and their respective successors and permitted assigns.





                            [Signature Page Follows]

IN WITNESS OF WHICH the Parties have duly executed this Agreement as of the date first set forth above.

SIGNED, SEALED & DELIVERED


                                 6FIGUREJOBS.COM, INC.

                                 PER: /s/ CHRISTOPHER P. MILLER
                                      -------------------------------------
                                 NAME: CHRISTOPHER P. MILLER
                                 TITLE: CEO AND PRESIDENT




                                 E-CRUITER.COM INC.

                                 PER: /s/ MICHAEL F. MULLARKEY
                                      -------------------------------------
                                 NAME: MICHAEL F. MULLARKEY
                                 TITLE: CEO AND PRESIDENT




                                 E-CRUITER ACQUISITION II, INC.

                                 PER: /s/ MICHAEL F. MULLARKEY
                                      -------------------------------------
                                 NAME: MICHAEL F. MULLARKEY
                                 TITLE: DIRECTOR





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